SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements for the years ended
December 31, 2009 and 2008
and Independent Accountants’ Report

Deloitte Touche Tohmatsu Auditores Independentes

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated Financial Statements

     December 31, 2009 and 2008
(In thousands of Brazilian Reais)

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Gol Linhas Aéreas Inteligentes S.A.
São Paulo - SP - Brazil

We have audited the accompanying consolidated financial statements of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries, which comprise the financial position as of December 31, 2009 and the statement of operations, statement of changes in shareholders’ equity, statement of comprehensive income and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT ACCOUNTANT´S REPORT

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2009, and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards.

Other Matters

The consolidated financial statements of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2008 were audited by other auditor whose report dated March 19, 2009, except for Notes 2.a. and 24, which date is May 4, 2009, expressed an unqualified opinion on those statements.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
March 11, 2010
São Paulo, Brazil

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In thousands of Brazilian Reais, except amounts per share)

	Notes	2009	2008

Operating revenues
Passenger		5,306,530	5,890,104
Cargo and other		718,852	516,089

Total operating revenues		6,025,382	6,406,193

Operating expenses
Salaries	3	(1,100,953)	(983,783)
Aircraft fuel		(1,813,104)	(2,630,834)
Aircraft rent		(650,683)	(645,089)
Aircraft insurance		(56,324)	(42,813)
Sales and marketing		(364,551)	(588,735)
Landing fees		(312,637)	(338,370)
Aircraft and traffic servicing		(381,721)	(422,177)
Maintenance materials and repairs		(417,212)	(388,030)
Depreciation and amortization		(142,853)	(125,127)
Other operating expenses		(372,052)	(329,883)

Total operating expenses		(5,612,090)	(6,494,841)

Income (loss) before finance income and expenses		413,292	(88,648)

Finance income and expenses
Finance expenses	4	(1,076,058)	(1,858,738)
Finance income	4	1,418,902	752,344

Total finance income and expenses, net		342,844	(1,106,394)

Income (loss) before income taxes		756,136	(1,195,042)

Income taxes	5
Current		(609)	(57.338)
Deferred		135,305	13.033

		134,696	(44.305)

Net income (loss) for the year		890,832	(1,239,347)

Basic earnings (losses) per share	15	3.92	(6.16)
Diluted earnings (losses) per share	15	3.91	(6.16)

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In thousands of Brazilian Reais)

	Notes	2009	2008

Net income (loss) for the year		890,832	(1,239,347)

Other comprehensive income (loss)
Available for sale financial assets	22	(1,866)	10,727
Cash flow hedges	22	28,874	(30,523)
Income tax	5	(9,817)	10,378

		17,191	(9,418)

Total comprehensive income (loss) for the year		908,023	(1,248,765)

The movements in comprehensive income (loss) for the years ended on December 31, 2009 and 2008 are presented below:

	Available for			Total
	sale financial	Cash flow	Income	comprehensive
	assets	hedges	tax	income (loss)

Balance at December 31, 2007	(6,726)	(346)	117	(6,955)

Realized losses on financial instruments transferred to profit or loss	-	2,575	-	2,575
Decrease in fair value	10,727	(33,098)	10,378	(11,993)

Balance at December 31, 2008	4,001	(30,869)	10,495	(16,373)

Realized losses on financial instruments transferred to profit or loss	7	98,576	-	98,583
Decrease in fair value	(1,873)	(69,702)	(9,817)	(81,392)

Balance at December 31, 2009	2,135	(1,995)	678	818

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2009 AND 2008
(In thousands of Brazilian Reais)

	Notes	2009	2008

Assets
Non-current assets
Property, plant and equipment, net	8	3,325,713	3,011,105
Intangible assets	9	1,231,785	1,210,320
Other non-current assets
Prepaid expenses	7	63,574	58,793
Deposits	6	805,140	493,460
Deferred income tax	5	866,136	603,071
Restricted cash	13	7,264	6,589
Other non-current assets		17,304	98,956

Total other non-current assets		1,759,418	1,260,869

Total non-current assets		6,316,916	5,482,294

Current assets
Other current assets		42,983	52,386
Prepaid expenses	7	124,728	123,801
Deposits	6	50,429	237,914
Recoverable taxes, net	5	86,125	110,767
Inventories, net	10	137,959	188,164
Trade and other receivables	11	519,308	344,927
Restricted cash	13	18,820	176,697
Short-term investments	23a	40,444	245,585
Cash and cash equivalents	12	1,382,408	169,330

Total current assets		2,403,204	1,649,571

Total assets		8,720,120	7,131,865

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2009 AND 2008
(In thousands of Brazilian Reais)

	Notes	2009	2008

Shareholders' equity and liabilities
Shareholders' equity	14
Issued capital		2,062,272	1,250,618
Capital reserves		60,263	89,556
Treasury shares		(11,887)	(41,180)
Other reserves		818	(16,373)
Retained earnings (accumulated losses)		498,520	(211,013)

Total shareholders' equity		2,609,986	1,071,608

Non-current liabilities
Other non-current liabilities		115,429	142,283
Tax obligations	17	88,642	41,055
Provisions	18	76,834	157,310
Deferred taxes	5	562,303	421,967
Advances from customers	19	64,087	-
Smiles deferred revenue	20	221,414	262,626
Long-term debt	23b	2,542,167	2,452,437

Total non-current liabilities		3,670,876	3,477,678

Current liabilities
Other current liabilities		85,789	219,308
Dividends payable	14	186,416	577
Advances from customers	19	126,059	-
Smiles deferred revenue	20	92,541	90,043
Provisions	18	66,259	165,287
Advance ticket sales	25	561,347	572,573
Sales taxes and landing fees		76,331	97,210
Tax obligations	17	57,277	39,605
Salaries, wages and benefits		233,162	146,805
Accounts payable		362,382	283,719
Short-term debt	23b	591,695	967,452

Total current liabilities		2,439,258	2,582,579

Total shareholders' equity and liabilities		8,720,120	7,131,865

The accompanying notes are an integral part of these consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(In thousands of Brazilian Reais)

		Issued capital		Treasury Shares			Other reserves

									Retained
							Investments	Cash flow	earnings
						Capital	revaluation	hedging	(accumulated
	Notes	Shares	Amount	Shares	Amount	reserves	reserve	reserve	losses)	Total

Balance at December 31, 2007		202,300,255	1,250,618	-	-	89,556	(6,726)	(229)	1,059,229	2,392,448
Net loss for the year		-	-	-	-	-	-	-	(1,239,347)	(1,239,347)
Other comprehensive income for the year		-	-	-	-	-	10,727	(20,145)	-	(9,418)

Total comprehensive income		-	-	-	-	-	10,727	(20,145)	(1,239,347)	(1,248,765)
Common shares issued		336	-	-	-	-	-	-	-	-
Share-based payment		-	-	-	-	-	-	-	5,362	5,362
Treasury shares		-	-	(1,574,200)	(41,180)	-	-	-	-	(41,180)
Dividends payable		-	-	-	-	-	-	-	(36,257)	(36,257)

Balance at December 31, 2008		202,300,591	1,250,618	(1,574,200)	(41,180)	89,556	4,001	(20,374)	(211,013)	1,071,608

Net income for the year		-	-	-	-	-	-	-	890,832	890,832
Other comprehensive income for the year		-	-	-	-	-	(1,866)	19,057	-	17,191

Total comprehensive income		-	-	-	-	-	(1,866)	19,057	890,832	908,023
Share-based payment		-	-	-	-	-	-	-	4,540	4,540
Capital increase on March 20, 2009	14	26,093,722	203,531	-	-	-	-	-	-	203,531
Capital increase on October 8, 2009,
net of issuance costs of R$19,194	14	38,005,000	607,889	-	-	-	-	-	-	607,889
Common shares issued	15	-	234	-	-	-	-	-	-	234
Cancellation of treasury shares	14	(1,119,775)	-	1,119,775	29,293	(29,293)	-	-	-	-
Dividends payable (R$0.70 per share)	14	-	-	-	-	-	-	-	(185,839)	(185,839)

Balance at December 31, 2009		265,279,538	2,062,272	(454,425)	(11,887)	60,263	2,135	(1,317)	498,520	2,609,986

The accompanying notes are an integral part of these consolidated financial statements .

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,
2009 AND 2008
(In thousands of Brazilian Reais)

	2009	2008

Cash flows from operating activities
Net income (loss) for the year	890,832	(1,239,347)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	142,853	125,127
Allowance for doubtful accounts	7,701	8,329
Litigation	(1,983)	(43,354)
Onerous contracts	2,080	8,250
Provision of obsolescence	4,327	(7,739)
Deferred income taxes	(135,305)	(13,033)
Share-based payments	4,540	5,362
Net foreign exchange fluctuations and interests	(417,536)	742,636
Loss in fair value of derivative financial instruments	98,583	(9,417)
Return of aircraft	(82,823)	(29,211)
Smiles deferred revenues	(38,714)	(28,297)
Other non-monetary items	(8,832)	-
Changes in operating assets and liabilities:
Insurance provision	(16,272)	10,272
Trade and other receivables	(182,082)	549,805
Changes in inventories	45,878	17,151
Deposits	(124,196)	(104,178)
Prepaid expenses	(5,712)	(1,829)
Other assets	47,771	(7,412)
Accounts payable	78,663	(42,645)
Advance ticket sales	(11,226)	99,713
Advances from customers	190,146	-
Salaries, wages and benefits	86,357	(16,632)
Sales tax and landing fees	(20,879)	12,891
Tax obligations	65,868	28,930
Other liabilities	(46,749)	143,666

Cash provided by operating activities	573,290	209,038
Interest paid	(115,422)	-
Income tax paid	(609)	(57,338)

Net cash provided by (used in) operating activities	457,259	151,700

Cash flows from investing activities
Short term investments	205,140	574,758
Investments in restricted cash, net	(37,812)	(177,245)
Payment for property, plant and equipment	(130,475)	(346,035)
Payment for intangible assets	(31,431)	(10,828)

Net cash provided by investing activities	5,422	40,650

Cash flows from financing activities
Net proceeds from / repayment of debt	(42,416)	(328,366)
Interest paid	-	(205,497)
Acquisition of treasury shares	-	(41,180)
Dividends paid	-	(36,258)
Capital increase	811,654	-

Net cash provided by (used in) financing activities	769,238	(611,301)

Effects of exchange rate changes on the balance of cash held in foreign currencies	(18,841)	14,890

Net increase (decrease) in cash and cash equivalents	1,213,078	(403,791)

Cash and cash equivalents at the beginning of the year	169,330	573,121

Cash and cash equivalents at the end of the year	1,382,408	169,330

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

1. Corporate information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with Brazilian Corporate laws, organized on March, 12, 2004. The objective of the Company is through its operating wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”), to exploit (i) regular and non-regular air transportation services of passengers, cargo and mail bags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of chartering air transportation of passengers.

GLAI is direct parent company of foreign wholly-owned subsidiaries GAC Inc. ("GAC"), Gol Finance ("Finance") and indirect of SKY Finance ("SKY") and SKY Finance II ("SKY II").

GAC was constituted on March 23, 2006 according to the bylaws of the Cayman Islands and its activity is related to the aircraft acquisition from its only shareholder GLAI, which provides a finance support for its operational activities. GAC is the parent company of SKY and SKY II, constituted on August 28, 2007 and November 30, 2009, respectively, both located in the Cayman Islands which activities are related to funds raising to finance aircraft acquisition.

Finance was constituted on March 16, 2006, according to the bylaws of the Cayman Islands and its activities are related to funds raising to finance aircraft acquisition and financing.

On April 9, 2007, the Company acquired VRG, a low-cost and low-fare airline company which operates domestic and international flights with GOL and VARIG brands offering regular and non-regular air transportation services to the main destinations in Brazil, South America and the Caribbean.

The Company’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BM&FBOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with the BM&F BOVESPA, integrating indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to identify companies committed to adopting differentiated corporate governance practices.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies

The Company’s consolidated financial statements for the year ended December 31, 2009 were authorized for issue by the Board of Directors on March 11, 2010. The registered office is located at Rua Tamoios, 246, Jd. Aeroporto, São Paulo, Brazil.

The consolidated financial statements were prepared on a historical cost basis except for certain assets and liabilities, which are measured at fair value, as set out below in each specific accounting policy for such assets and liabilities. The carrying value of recognized assets and liabilities that are accounted for as cash flow hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, using Brazilian Reais as the functional and reporting currency. The accounting principles adopted under IFRS differ in certain aspects from accounting principles generally accepted in Brazil (“BR GAAP”), which the Company uses to prepare its statutory financial statements.

a) Basis of consolidation

The consolidated financial statements comprise the accounts of GLAI and its direct and indirect subsidiaries presented below:

		Type of	% of capital stock

	Location	control	2009	2008

VRG	Brasil	Direct	100%	100%
GAC	Ilhas Cayman	Direct	100%	100%
Finance	Ilhas Cayman	Direct	100%	100%
SKY	Ilhas Cayman	Indirect	100%	100%
SKY II	Ilhas Cayman	Indirect	100%	-

The accounting policies were applied consistently in all consolidated and are consistent entities with those used in previous years.

For off-shore subsidiaries that do not have administrative autonomy, the Company and its subsidiary VRG includes in its financial statements the assets, liabilities, revenues and expenses, eliminating the shares in the capital, reserves and retained earnings of the subsidiaries and the balances of revenues and expenses resulting from intercompany transactions between the Company, VRG and its subsidiaries. See Note 2.o for further information.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

b) Cash and cash equivalents

Consists primarily of cash balances, bank deposits certificates, cash in transit and investments. The investments are stated at cost plus interest earned until the year-end, has original maturities of three months or less (or with no fixed time for redemption) with immediate liquidity, and are subject to an insignificant risk of changes in value. The cash and cash equivalents are classified as financial assets measured at fair value and the earnings are recorded in the profit or loss.

c) Restricted cash

Restricted cash represents pledge deposits with the purpose to guarantee some of Company’s hedge operations and long-term financings with the Brazilian Development Bank (“BNDES”) and the Development Bank of Minas Gerais (“BDMG”).

d) Financial assets and liabilities

The financial assets and liabilities include investments in marketable securities, debt instruments and equities, accounts receivable and other receivables, loans and financings, other accounts payable and other debts. The financial assets and liabilities are initially recognized at their fair value plus the costs directly attributable to their purchase or issue, except those classified under the category of instruments appraised at their fair market value based on results, for which the costs are booked at the statements of operations. Subsequent to initial recognition, the financial assets and liabilities are measured as of each balance sheet date according to their classification, which is defined upon initial recognition based on the purposes for which they were acquired or issued, as described below:

i. Financial assets measured at fair value: these include financial assets acquired for sale and repurchase on a short-term basis, designated upon initial recognition at fair value by means of results, measured at fair value, with the interest, monetary restatement, exchange variation and variations resulting from appraisal of fair value being recognized in profit or loss as financial revenues or expenses, when incurred. The Company has cash and cash equivalents in this category.

ii. Financial assets or liabilities held to maturity: these include financial instruments with fixed or determinable payments with defined maturities, for which the Company has the intention and capacity to hold to maturity. After the initial recognition they are measured at the amortized cost based on the effective interest rate method using a discount rate that, when applied to the estimated future yields over the expected time the financial instrument will remain effective. The interest, monetary and exchange variation, less losses in recoverable value, when applicable, are recognized in profit or loss as financial revenues or expenses, when incurred. The Company has no financial assets in this category.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

d) Financial assets and liabilities (Continued)

iii. Loans granted and receivable: these include financial assets and liabilities with fixed or determinable payments that are not quoted on an active market which, after initial recognition are measured based on the amortized cost under the effective interest rate method. The interest, monetary and exchange variation, less losses in recoverable value, when applicable, are recognized in profit or loss as financial revenues or expenses, when incurred. The Company has no financial liabilities in this category.

iv. Available for sale: these include financial assets that do not match the above categories, measured at their fair value. After initial recognition, available for sale financial assets are measured at fair value, with gains or losses recognized as equity until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in profit or loss The Company has short-term investments in this category.

The principal financial assets recognized by the Company are cash and cash equivalents, short-term investments and trade accounts receivable.

Short-term investments in fixed income securities, equities, public government bonds, committed securities and FIDC redeemable in a period of more than 90 days from the purchase date, are purchased in order to match due dates with the cash flow needs. The Company’s cash policy determines that securities are to be purchased that feature the characteristics of being rapidly convertible into cash, involve low transaction costs, are of a highly liquid nature and are contracted with leading financial institutions. The Company does not engage in investments involving securities for speculative purposes or to make deals. As defined by IAS 39, “Financial Instruments: Recognition and Measurement”, the Company’s investments are classified as available-for-sale financial assets. Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale and not classified as trading, held-to-maturity or loans and receivables.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

d) Financial assets and liabilities (Continued)

Financial liabilities are classified according to the following categories based on the nature of the financial instruments contracted or issued:

i. Financial liabilities measured at fair value based on results: these include financial liabilities normally traded prior to maturity, liabilities designated upon initial recognition at fair value based on results and derivatives, except those designated as hedge instruments. They are remarked to fair value at each balance sheet date. The interest, monetary and exchange variations and variations resulting from the fair value, when applicable, are recognized in profit or loss, when incurred. The Company has no financial liabilities in this category.

ii. Financial liabilities not marked at fair value: non-derivative financial liabilities that are not normally traded prior to maturity. After initial recognition they are measured on the amortized cost based on the effective interest rate method. The interest, monetary updating and exchange variation, when applicable, are recognized in profit or loss when incurred. The Company has short and long-term debt and accounts payable in this category.

e) Trade and other receivables

Trade and other receivables are stated at cost less allowances made for doubtful receivables, which approximates fair value given their short term nature. An allowance for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable through risk analysis and taking into account the historical analysis of the recovery of arrears. The allowance for doubtful receivables is the difference between the book value and recoverable amount. The provision is made for all accounts overdue for more than 90 days for installment sales and 30 days in respect of travel and cargo agencies and others.

f) Inventories

Inventories, including aircraft expendables, are valued at the lower of cost, determined by the weighted average cost method, includes importation of assets in progress and is reduced by a provision for obsolescence, when applicable. The cost of inventory is charged to expense when consumed.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

g) Lease accounting

In accordance with IAS 17 "Leases", leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term. Differences between aircraft rentals paid and rentals recognized as expense in the income statement are recorded as prepaid assets or accrued rent in the balance sheet.

The assets held under a finance lease are valued at the lower of the following two amounts: the present value of the minimum lease payments under the lease arrangement or the leased asset’s fair value determined at inception of the lease. Lease payments are allocated between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement. The corresponding obligation to the lessor is accounted for as short and long-term debt. The aircraft held under finance leases, which have a purchase option at the end of the contract, are depreciated on a straight-line basis over the useful life at rates calculated to write down the cost to the estimated residual value of 20% based on the Company experience and market price valuations. All other aircraft recorded on property, plant and equipment, when there is no reasonable certainty that the Company will obtain ownership of the property at the end of the contractual term, are depreciated over the shorter of the useful life of the assets and the lease term.

Profit or loss related to sale-leaseback transactions followed by an operating lease, is accounted for as follows:

• They are recognized immediately when it is clear that the transaction is established at fair value;

• If the sale price is below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term;

• If the sale price is above fair value, the excess is deferred and amortized over the asset’s expected useful life, with the amortization recorded as a reduction of rent expense.

h) Prepaid expenses

Prepaid expenses and other assets primarily consist of prepayments for aircraft and engine rentals under operating lease agreements, sales commissions, deferred losses arising on sale-leaseback transactions and prepayments for insurance.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

i) Revenue recognition

Passenger revenue is recognized either when transportation is provided or when the unused ticket expires. Tickets sold but not yet used are recorded as advance ticket sales that represents primarily deferred revenue for tickets sold for future travel dates and also estimated refunds and exchanges of tickets sold for past travel dates. Estimated refunds and exchanges included in the advance ticket sales account are compared with actual refund and exchange activities every month to monitor their reasonableness. These estimates are based on historical data and experience.

Revenue from cargo shipments is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed. The Company’s revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Such taxes in the year ended December 31, 2009 and 2008 were R$272,547 and R$262,388, respectively.

j) Mileage program

Since the acquisition of VRG, the Company operates a frequent flyer program, (“Smiles Program”) that provides travel and other awards to members based on accumulated mileage credits. The obligations assumed under the Smiles Program were valued at the acquisition date at estimated fair value that represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Smiles Program.

The sale of passenger tickets by the Company includes air transportation and mileage credits. The Company sales of miles to business partners include marketing and mileage credits. The fair value of the mileage credit, net of breakage is determined based (i) on weighted-average price of passenger tickets sold by VRG considering the mileage amount necessary to issue a ticket when VRG offers mileage for flying and, (ii) on weighted-average price at which the Company sells mileage credits to business partners. The fair value of the mileage credits sold and the mileage component of passenger ticket sales is deferred and recognized as revenue when miles are redeemed and services are provided based on the weighted-average price of all miles that have been deferred. The portion of the revenue received in excess of the fair value of mileage credits sold (the “marketing premium) is recognized in income when the related marketing services are provided and classified as cargo and other revenue.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

j) Mileage program (Continued)

For accounts that are inactive for a period of 36 consecutive months, the Company’s policy is to cancel all miles contained in those accounts at the end of the 36 month period of inactivity. The associated value for mileage credits which the Company estimates are not likely to be redeemed (“breakage”) is recognized as revenue. The Company calculates its breakage estimate based on historical redemption patterns. Future program redemption opportunities can significantly alter customer behavior from historical patterns with respect to inactive accounts. Such changes may result in material changes to the deferred revenue balance, as well as recognized revenues from that program.

k) Property, plant and equipment

Property, plant and equipment, including rotable parts, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of a fleet, as well as rotable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft and includes interest and finance charges incurred during the manufacture of aircraft and the leasehold improvements.

The estimated useful lives for property and equipment are as follows:

Estimated Useful Life

Leasehold improvements to flight equipment	Lower of lease term or useful life
Aircraft flight equipment	25 years
Rotables	25 years
Maintenance and engineering equipment.	10 years
Major overhaul expenditures	5 years
Communication and meteorological equipment	10 years
Computer hardware and software	5 years

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

k) Property, plant and equipment (Continued)

Under IAS 16 “Property, Plant and Equipment”, major engine overhauls including replacement spares and labor costs, are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major overhaul. All other replacement spares and costs relating to maintenance of fleet assets are charged to the income statement on consumption or as incurred. Interest costs incurred and exchange differences on borrowings that fund progress payments on assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery. Exchange variations are capitalized to the extent that they are regarded as an adjustment to interest costs.

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable and the cumulative impairment losses are shown as a reduction in the carrying value of property, plant and equipment.

l) Intangible assets

i) Goodwill

Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount at the cash-generating unit level which is considered the operating wholly-owned subsidiary VRG. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans.

ii) Airport operating rights

Airport operating rights were acquired as part of the acquisition of VRG and were capitalized at fair value at that date and are not amortized. Those rights are considered to to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying value of those rights is tested for impairment annually or on a more frequent basis when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment has been recorded to date.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

l) Intangible assets (Continued)

iii) Tradenames

VRG tradenames were acquired as part of the VRG acquisition and were capitalized at fair value at that date. The tradenames are considered to have an indefinite useful life (and are not amortized) due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the VRG tradenames. The carrying value of the tradenames is tested for impairment annually or on a more frequent basis when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment has been recorded to date.

iv) Software

Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.

The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

m) Impairment of financial assets

The Company assesses at each balance sheet date whether a financial asset is impaired using discounted cash flow analysis, which considers the creditworthiness of the issuer of the security, as further described in Note 23.

n) Deposits

Are represented by maintenance deposits for aircraft and engines, deposits in guarantee and collaterals of lease agreements and judicial deposits of contingent liabilities relating to labor, civil and tax claims.

Maintenance deposits refer to payments made by the Company to commercial lease companies to be used in future aircraft and engine maintenance work. The deposits that will be returned in cash to the Company are denominated in U.S. Dollars and are adjusted according to exchange rate variation and the prepaid amounts of maintenance deposits are recorded at historical value of the original payment, recognized as maintenance costs when actually incurred, in accordance with the accounting policy spending on maintenance. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated balance sheet are recoverable.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

n) Deposits (Continued)

The deposits in guarantee and collaterals are represented by amounts deposited to lessors of lease monthly payments, as required at the inception of the lease agreements. The deposits in guarantee and collaterals are denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

o) Foreign currency transactions

The functional currency used for preparation and presentation of the financial statements of the Company and its subsidiaries is the Brazilian Real. Transactions in foreign currencies are translated into the Company’s functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the exchange rate at the balance sheet date. Any differences resulting from the currency translation are recognized in the statements of operations. These transactions include the off-shore foreign subsidiaries as described in Note 2.a).

p) Derivative financial instruments and hedge accounting

The Company accounts for derivative financial instruments in accordance with IAS 39. In executing the risk management program, management uses a variety of financial instruments, including petroleum call options, interest fixed-price swap agreements, and foreign currency forward contracts to protect against sharp changes in market prices and to mitigate the volatility of its expenditures related to these prices. The Company does not hold or issue derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recognized at fair value and subsequently the change in fair value is recorded in profit or loss, unless the derivative meet the strict criteria for hedge accounting which are accounted for as cash flow hedges.

Cash flow hedges

For hedge accounting purposes according to IAS 39, the hedge instrument is classified as a cash flow hedge when it protects against the exposure to fluctuations in cash flow that are attributable to a particular risk associated with an asset or liability recognized regarding an operation that is highly likely to occur or to an exchange rate risk for an unrecognized firm commitment.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

p) Derivative financial instruments and hedge accounting (Continued)

Cash flow hedges (Continued)

At the beginning of a hedge transaction, the Company designates and formally documents the item covered by the hedge, as well as the objective of the hedge and the risk policy strategy. Documentation includes identification of the hedge instrument, the item or transaction to be protected, the nature of the risk to be hedged and how the entity will determine the effectiveness of the hedge instrument in offsetting exposure to variations in the fair value of the item covered or the cash flows attributable to the risk covered. The purpose is that such hedge instruments will be effective in offsetting the changes in fair value or cash flows and they are constantly appraised to determine if they really have been effective throughout the entire period for which they have been designated.

According to the provisions of IAS 39, the effective portion of the gain or loss on change in the fair value of the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in profit or loss.

Amounts classified in equity are transferred to profit or loss each period which the hedged transaction affects profit or loss. If the hedged item is the cost of a non-financial asset, the amounts classified in equity are transferred to the initial carrying amount of the non-financial asset.

If the forecast transaction or the firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss. If the hedging instrument expires, is terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity is recognized in the profit or loss.

The Company measures quarterly the effectiveness of the hedge instruments in offsetting changes in prices. Derivative financial instruments are effective if they offset between 80% and 125% of the changes in price of the item for which the hedge has been contracted. Any gain or loss resulting from changes in the fair value of the derivative financial instruments during the quarter in which they are not qualified for hedge accounting, as well as the ineffective portion of the instruments designated for hedge accounting are recognized in profit or loss.

The Company had the following derivative financial instruments classified as cash flow hedges: petroleum call options, foreign currency call options denominated in U.S. Dollars, forward contracts for U.S. Dollars and interest fixed-price swap agreements for Libor.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

q) Share-based payments

The Company measures the fair value of equity-settled transactions with employees at the grant date using an appropriate valuation model. The resulting amount, as adjusted for forfeitures is charged to income over the period in which the options vest. At each balance sheet date before vesting, the cumulative expense is calculated; representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The change in cumulative expense since the previous balance sheet date is recognized in the income statement with a corresponding entry in equity.

r) Provisions

For certain operating leases, the Company is contractually obligated to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return condition criteria throughout the duration of the lease.

Other provisions are recorded for probable losses and are reviewed based on the development of lawsuits and the background of losses on labor and civil claims, based on the best current estimate.

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

s) Cost for lease return conditions under operating leases

The Company is contractually required to return aircraft leased on the basis of operating lease agreements at defined activity levels. The Company recognizes the obligations related to the costs of return of the aircraft on the contractually required terms when the conditions of the aircraft are not in conformity with the contractual conditions for return, using estimates based on Company’s experience and industry data available.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

t) Segment information

The Company has adopted IFRS 8 – Operating Segments on January 1, 2009. This new accounting standard requires operating segments to be identified on the basis of internal reports about components of the Company that are regularly reviewed by the management decision maker in order to allocate resources to the segments and to assess their performance.

The Company’s operations are derived from its wholly-owned subsidiary VRG and consist in to provide air transportation services within South America and Caribbean, where it operates domestic and international flights. The Company’s Management decision maker makes resource allocation decisions to maximize the Company’s consolidated financial results. The major revenue earning assets of the Company are its aircraft, which are registered in Brazil and therefore all profits accrue principally in the same country. Other revenues primarily arises from cargo, Smiles mileage program, installment sales, excess baggage charges and cancellation fares, all directly attributable to air transportation services.

Based on the way the Company treats the network and the manner in which resource allocation decisions are made, the Company has only one operating segment for financial reporting purposes. The Company’s primary reporting segments comprise of net revenue geographic segments which is presented in Note 26.

u) Income taxes

a) Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the balance sheet date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in profit or loss.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies(Continued)

u) Income taxes (Continued)

b) Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized except:

• where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

• in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

v) Key accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances. Actual results could differ from these estimates. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

i) Impairment of non-financial assets

The Company assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when such indicators exist. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The value in use is determined using discounted cash flow assumptions established by management. These calculations require the use of estimates (Note 9).

Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable.

ii) Impairment of available-for-sale financial assets

The Company classifies certain financial assets as available-for-sale and recognizes changes in their fair value in shareholders’ equity. When the fair value declines, Management evaluates the decline in value to determine whether it is an impairment that should be recognized in the statements of operations. See Note 23.

iii) Passenger revenue recognition from unused tickets

Passenger revenue is recognized either when the transportation is provided or when the unused ticket expires. Unused tickets are recognized as revenue using estimates regarding the timing of recognition based on the terms and conditions of the ticket and historical trends, including breakage.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

v) Key accounting estimates and judgments (Continued)

iv) Income taxes

The Company believes that the tax positions taken are reasonable. However, various taxing authorities may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years as a result of audits by tax authorities. The tax positions involve considerable judgment on the part of management and tax positions are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax audits, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results could differ from estimates.

v) Property, plant and equipment

During 2009, the Company revised the depreciation rates used for aircraft under financial leases, aircraft reconfiguration and spare parts, from 5% to 4%, for better compatibility with the useful life of these assets and is supported by technical studies approved by the Company's Management. This change in economic useful life was applied prospectively in the financial statements since April 1st, 2009. The related reduction of depreciation arising from the change in economic useful life in the year ended December 31, 2009 amounted approximately to R$12,000.

w) New and revised standards and interpretations effective in 2009 adopted

The following new and revised standards and interpretations were adopted and had impact on the Company’s consolidated financial statements:

  IFRS 7 – Financial Instruments – Disclosures (effective January 1st, 2009) introduce a three-level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements. The Company presents its financial instruments according to the amendments made on this Statement.
  IFRS 8 Operating Segments (effective for annual periods beginning on or after January 1st, 2009) has been amended by the annual improvements issued in April 2009 and requires additional disclosures to operating segments. The Company has only one business segment: the provision of air transportation services within South America and Caribbean, where it operates domestic and international flights.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

w) New and revised standards and interpretations effective in 2009 adopted (Continued)

  IAS 1 (revised 2007) Presentation of Financial Statements (effective for annual periods beginning on or after January 1st, 2009) has introduced a number of terminology changes (including revised titles for the financial statements) and has resulted in a number of changes in presentation and disclosure. However, the revised Standard has had no impact on the reported results or financial position of the Company. IAS 1 requires an entity to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (i.e. comprehensive income) are required to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). Components of comprehensive income are not permitted to be presented in the statement of changes in equity. The Company had chosen to present comprehensive income in two statements, a separate statement of operations and a statement of comprehensive income.
  IAS 34 – Interim Financial Reporting (effective January 1st, 2009) clarifies that earnings per share is disclosed in interim financial reports if an entity is within the scope of IAS 33. This standard defines the minimum content of an interim financial report including disclosures and also identifies the recognition and measurement principles that should be applied in an interim financial report. This amendment was already considered in the Interim Financial Statements of the Company.

The following new and revised standards and interpretations have had no impact on the consolidated financial statements of the Company:

  IFRS 2 – Share-based payments: the purpose of this amendment is to give greater clarity in respect of vesting conditions and cancellations (effective January 1st, 2009).
  IFRS 3 (revised 2008) Business Combinations – effective for business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after July 1st, 2009.
  IAS 16 – Property, Plant and Equipment (effective January 1st, 2009) introduced improvements regarding 'recoverable amount’, replacing the term 'net selling price’ with 'fair value less costs to sell’. In addition, items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held for sale.
  IAS 21 (revised 2008) – Effects of Foreign Exchange Rates (effective for annual periods beginning on or after July 1st, 2009).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

w) New and revised standards and interpretations effective in 2009 adopted (Continued)

  IAS 23 (revised 2009) – Borrowing Costs (effective January 1st, 2009) – the Board had revised the definition of borrowing costs to consolidate the types of items that are considered components of 'borrowing costs’ – that is components of the interest expense calculated using the effective interest rate method. The revised standard requires that borrowing costs must be capitalized if they are directly attributed to the acquisition, construction or production of a qualifying asset.
  IAS 27 (revised 2008, together with amendment on IAS 21 – Effects of Foreign Exchange Rates) Consolidated and Separate Financial Statements – improvements related to measurement of a subsidiary held for sale in separate financial statements. Effective for annual periods beginning on or after July 1st, 2009.
  IAS 28 (revised 2008) Investments in Associates – requires disclosures when investments in associates are accounted at fair value through profit or loss. This improvement also requires impairment test for investments in such associates. Effective for annual periods beginning on or after January 1st, 2009.
  Amendment to IAS 32 and IAS 1 – Puttable Financial Instruments and Obligations arising on Liquidation (effective January 1st, 2009). As a result of the amendments, some financial instruments that currently meet the definition of a financial liability will be classified as equity because they represent the residual interest in the net assets of the entity.
  IFRIC 13 – “Customer Loyalty Programmes” (effective for periods beginning on or after July 1st, 2008 with early adoption permitted), which deals with accounting for customer loyalty award credits. The Company adopted IFRIC 13 on the year ended on December 31, 2007 and its adoption had no impact on the Company’s consolidated financial statements.
  IFRIC 16 – Hedges of a Net Investment in a Foreign Operation (effective for periods beginning on or after October 1st, 2008) presents amendment to the restriction on the entity that can hold hedging instruments and provides guidance regarding hedge of foreign currency gains and losses on a net investment in a foreign operation.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

w) New and revised standards and interpretations effective in 2009 adopted (Continued)

  IFRIC 17 – Distributions of Non-cash Assets to Owners (effective July 1st, 2009) requires a change in accounting policy for many entities, which may result in a significant profit being recognized at the date of settlement that may not have been previously recognized.
  IFRIC 18 – Transfer of assets from customers (effective July 1st, 2009). This interpretation provides guidance on how to account for items of property, plant and equipment received from customers or cash that is received and used to acquire or construct specific assets.

x) New and revised standards and interpretations not yet adopted

As of the date of these financial statements the following new and revised standards and interpretations were issued but not yet adopted by the Company since its adoption was not yet mandatory:

  IFRS 5 – Disclosure of Non-current Assets classified as Held for Sale or Discontinued Operations (effective for periods beginning on or after July 1st, 2009). When a subsidiary is held for sale, all of its assets and liabilities will be classified as held for sale under IFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale. The impact of this amendment will depend on the future events.
  IFRS 9 "Financial Instruments: Classification and Measurement" only requires to be adopted by January 1st, 2013 although earlier adoption is permitted. This Standard will change substantially the classification and measurement of financial instruments and hedging requirements. The Company is currently evaluating the potential impact that this standard will have on the Group's consolidated financial statements.
  Amendments to IAS 24 (revised on 2009): the revised Standard simplifies the disclosure requirements for entities that are controlled, jointly controlled or significantly influenced by a government (referred to as government related entities) and clarifies the definition of a related party. The revised Standard is effective for annual periods beginning on or after January 1st,2011. The Company is currently evaluating the potential impact that this standard will have on the Group's consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

x) New and revised standards and interpretations not yet adopted (Continued)

• IAS 7 (revised 2009) – Statements of Cash Flows (effective January 1st, 2010) requires reclassification of expenditures on unrecognized assets. The Company does not expect material effects in its Financial Statements.

• IAS 17 (revised 2009) – Leases (effective January 1st, 2010) introduced improvements regarding to classification of landing and buildings. The Company does not expect material effects in its Financial Statements.

• IAS 36 – Impairment of Assets (effective January 1st, 2010) requires disclosure of estimates used to determine recoverable amount. When discounted cash-flows are used to estimate 'fair value less costs to sell’, the same disclosures are required as when discounted cash flows are used to estimate 'value in use’. The Company is currently evaluating the potential impact that this standard will have on the Group's consolidated financial statements.

• IAS 38 (revised 2009) – Intangible Assets (effective January 1st, 2010) reflects additional consequential amendments arising from revised IFRS 3 and measuring the fair value of an intangible asset acquired in a business combination. The impact of this amendment will depend on the future events.

• IAS 39 (revised 2009) – Financial Instruments: Recognition and Measurement (effective for periods beginning on or after July 1st, 2009) had introduced improvements related to: i) treating loan prepayment penalties as closely related embedded derivatives; ii) scope exemption for business combination contracts iii) cash flow hedge accounting. The Company is currently evaluating the potential impact that this standard will have on the Group's consolidated financial statements.

• IFRIC 19 – (issued 2009) Extinguishing Financial Liabilities with Equity Instruments (effective for periods beginning on or after July 1st, 2010) clarifies the requirements of IFRS when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The Company is currently evaluating the potential impact that this standard will have on the Group's consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

z) Reconciliation with BR GAAP

As permitted by the SEC and in order to meet the information needs of the market in which it operates, the Company is presenting its financial statements under the International Financial Reporting Standards (IFRS), as well as those pursuant to Brazilian Corporation Law, on a simultaneous basis.

Considering the current stage of the convergence of accounting principles generally accepted in Brazil (BR GAAP) with IFRS, there are still differences between the Company’s financial statements under Brazilian law and those prepared according to IFRS. The reconciliations of net income for the years ended December 31, 2009 and 2008 and shareholders’ equity as of December 31, 2009 and 2008 are as follows:

	Shareholders’ equity

	2009	2008

Under IFRS	2,609,986	1,071,608
Smiles deferred revenue (i)	(3,034)	29,663
Effects of acquisition of companies (ii)	346,306	346,306
Deferred income taxes (iii)	(112,853)	(113,184)

Under BR GAAP	2,840,405	1,334,393

	Net income (loss)

	2009	2008

Under IFRS	890,832	(1,239,347)
Smiles deferred revenue (i)	(43,483)	3,385
Deferred income taxes (iii)	11,117	(1,152)

Under BR GAAP	858,466	(1,237,114)

i) Smiles deferred revenue

The wholly-owned subsidiary VRG sponsors a mileage program denominated Smiles that provides travel and other awards to members based on accumulated mileage credits.

The portion of revenue related to miles is deferred, and is recognized in the profit or loss when the miles are redeemed and services are provided. For IFRS purposes, the deferred revenue is recorded at fair value based on the weighted-average price of all miles that have been deferred. Under BR GAAP obligations are recognized based on the incremental cost that is the additional cost of providing services.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

z) Reconciliation with BR GAAP (Continued)

i) Smiles deferred revenue (Continued)

Due to the process of revamping the Mileage Program, the Company has been stimulating the usage of accrued miles through promotions and after the corporate structuring the benefit of Mileage Program was extended to all the passengers with accumulated miles. Consequently, the deferred revenue recognized on December 31, 2009 increased of R$43,483 in IFRS compared to BRGAAP (decrease of R$3,385 on December 31, 2008).

ii) Business combination

For IFRS purposes, the purchase method of accounting was used based on the fair value of the assets acquired and liabilities assumed, including contingent liabilities, being the excess of the consideration transferred over the net of the identifiable assets acquired and liabilities assumed registered as goodwill of the business. Under BR GAAP, the goodwill calculated on the acquisition of the company has been determined based on book shareholders’ equity.

iii) Deferred income taxes

Changes in the Company’s deferred tax assets and liabilities are the result of the tax effects created by adjustments made to amounts recognized under IFRS which differ from amounts recognized for BR GAAP.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

Reclassifications

Certain balances previously reported in 2008 were reclassified with the purpose of better presentation and comparability in the financial statements. The statement of cash flow for the year ended December 31, 2008 has been corrected to present the effects of exchange rate changes on the balance of cash held in foreign currencies.

The main groups from the balance sheet for which balances were reclassified are demonstrated below:

	Previously		Reclassified
	reported	Reclassifications	balances

Assets
Non-current assets
Property, plant and equipment	2,998,756	12,349	3,011,105
Intangible assets	1,197,861	12,459	1,210,320
Other non-current assets
Deposits	507,428	(13,968)	493,460
Deferred income tax	729,784	(126,713)	603,071
Other non-current assets	97,446	1,510	98,956

Total other non-current assets	1,400,040	(139,171)	1,260,869

Total non-current assets	5,596,657	(114,363)	5,482,294

Current assets
Inventories	200,514	(12,350)	188,164

Total current assets	1,661,921	(12,350)	1,649,571

Total assets	7,258,578	(126,713)	7,131,865

Liabilities
Non-current liabilities
Other non-current liabilities	196,894	(54,611)	142,283
Tax obligations	-	41,055	41,055
Deferred taxes	548,680	(126,713)	421,967
Long-term debt	2,438,881	13,556	2,452,437

Total non-current liabilities	3,604,391	(126,713)	3,477,678

Current liabilities
Other current liabilities	219,885	(577)	219,308
Dividends payable	-	577	577

Total current liabilities	2,582,579	-	2,582,579

Total liabilities and shareholders' equity	7,258,578	(126,713)	7,131,865

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

3. Employee costs and headcount

a) Staff costs

The average headcount of employees at December 31, of each year was as follows:

	(Unaudited)

	2009	2008

Brazil	17,500	15,421
Rest of the world	463	490

	17,963	15,911

The employee costs were as follows:

	2009	2008

Salaries, wages and benefits	1,059,206	945,702
Other employee costs	41,747	38,081

Total employee costs	1,100,953	983,783

b) Key management personnel

	2009	2008

Social charges	4,111	3,622
Salary and benefits	13,228	6,928
Share-based payments	3,430	3,599

Total	20,769	14,149

The Company maintains a profit sharing plan and stock option plans for its employees. The employee profit sharing plan is linked to the economic and financial results measured based on the Company’s performance indicators that measure the achievements by the Company, its business units and individual performance goals. At December 31, 2009, the Company recorded an estimated provision of the profit sharing plan in the amount of R$70,810, based on Management’s expectations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

4. Finance income and expenses

	2009	2008

Finance expenses:
Interest on loans	(275,466)	(269,278)
Liability exchange variations	(519,111)	(1,366,459)
Losses on investment funds	(1,299)	(15,939)
Losses on financial instruments	(199,387)	(159,335)
Liability monetary variations	-	(6,016)
Tax on financial operations	(30,615)	(9,108)
Other financial expenses	(50,180)	(32,603)

Total finance expenses	(1,076,058)	(1,858,738)

Finance income:
Interest and gains on marketable securities	40,940	65,605
Asset exchange variations	1,227,351	599,592
Gains on financial instruments	119,055	12,744
Asset monetary variations	3,603	15,357
Other financial income	27,953	59,046

Total finance income	1,418,902	752,344

Net finance income (expenses)	342,844	(1,106,394)

5. Deferred and recoverable taxes

	2009	2008

Recoverable taxes
PIS and COFINS (1)	-	782
ICMS (2)	4,711	4,184
Prepaid IRPJ and CSSL (3)	37,644	45,106
Withholding tax (IRRF) on cash equivalents (4)	2,044	25,837
Withholding tax (IRRF) of public institutions	18,047	17,193
Value-added taxes recoverable (IVA) (5)	5,071	15,968
Import tax	18,119	-
Other recoverable taxes	489	1,697

Total recoverable taxes - current	86,125	110,767

(1)	PIS and COFINS: federal taxes charged on revenues;
(2)	ICMS: Value Added Tax on sales and services;
(3)	IRPJ: Brazilian income tax, which is a federal tax charged on the net taxable income;
CSLL: Federal tax levied on the net taxable income and was introduced to fund social and welfare programs;
(4)	IRRF: Withholding income tax applied on certain domestic transactions, such as payment of fees to some service providers, payment of salary and interest income resulting from short term investments;
(5)	IVA: foreign indirect Value Added Tax on sales and services.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

5. Deferred and recoverable taxes (Continued)

	2009	2008

Deferred non-current tax assets:
Credits on accumulated IRPJ tax losses carryforward	346,725	272,027
Negative base of CSLL	124,821	37,365
Temporary differences:
VRG acquisition effects	99,215	99,215
Smiles deferred revenue	10,085	10,085
Provision for contingencies	60,419	-
Allowance for doubtful accounts	187,558	29,054
Return of aircraft	6,729	34,889
Aircraft leasing operations	-	86,404
Others	30,584	34,032

Total of deferred non-current tax assets	866,136	603,071

Deferred non-current tax liabilities:
VRG acquisition effects	210,154	210,154
Smiles deferred revenue	11,117	-
Maintenance deposits	151,820	133,276
Engine and rotable depreciation	83,427	64,564
Reversal of goodwill amortization	25,532	-
Aircraft leasing operations	69,893	-
Other deferred taxes	10,360	13,973

Total of deferred non-current tax liabilities	562,303	421,967

The Company and its subsidiary have IRPJ tax losses and negative basis of CSLL carryforwards in calculating taxable income that are offsettable against up to 30% of the taxable income accrued each year, with no expiration date, in the following amounts:

	Company		Subsidiary (VRG)

	2009	2008	2009	2008

Accumulated IRPJ tax losses	266,520	144,786	1,360,390	1,183,236
Negative base of CSLL	266,520	144,786	1,360,390	1,183,236

On December 31, 2009, the tax credits resulting from accumulated IRPJ tax losses, negative basis of CSLL and temporary differences were recorded based on expectations for future taxable income of the Company and its subsidiaries, within the legal limits.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

5. Deferred and recoverable taxes (Continued)

The reconciliation of the IRPJ and CSLL, calculated according to the combined statutory rate, and the amounts recorded in the statement of operations, is shown as follows:

	IRPJ and CSLL

	2009	2008

Income (Loss) before Income Tax (IRPJ) and
Social Contribution on Net Income (CSLL)	756,136	(1,195,042)
Combined tax rate	34%	34%
IRPJ and CSLL at combined tax rate	(257,086)	406,314
Adjustments to calculate the effective tax rate:
Exchange variation on overseas investments	104,934	(98,921)
Benefit from calculation of deferred IRPJ and
CSLL at subsidiaries	-	(3,876)
Recognized (unrecognized) benefit on tax loss	273,954	(330,654)
Non-deductible expenses (non-taxable revenue) of
subsidiaries	22,970	(30,281)
Income tax on permanent differences	(10,074)	11,865
Tax benefit of offsetting of tax losses	-	1,248

Income (expense) related to income tax
and social contribution	134,696	(44,305)

Effective rate	17.8%	3.7%

Current IRPJ and CSLL	(609)	(57,338)
Deferred IRPJ and CSLL	135,305	13,033

	134,696	(44,305)

Income tax recognized in other comprehensive income (loss)

During the year ended December 31, 2009, the income tax recognized in other comprehensive income (loss) relating to cash flow hedges is R$(9,817) (R$10,378 during the year ended December 31, 2008). There is no income tax recognized in other comprehensive income relating to available for sale financial assets.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

6. Deposits

Maintenance deposits

Under certain existing lease agreements, maintenance deposits are paid to aircraft and engine lessors that are to be applied to future maintenances deposits. The maintenance deposits paid under lease agreement transfer neither the obligation to maintain the aircraft nor the cost risk associated with the maintenance activities to the aircraft lessor. The Company maintains the right to select any third-party maintenance provider or to perform such services in-house.

These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to the Company upon the completion of the maintenance of the lease aircraft. Therefore, these amounts are recorded as a deposit on the balance sheet and maintenance cost is recognized when the underlying maintenance is performed, in accordance with the Company’s maintenance policy. Certain lease agreements provide that the excess deposits are not refundable to the Company. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts deposited. Any excess amounts held by lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense.

Based on the foregoing analysis, management believes that the amounts reflected on the consolidated balance sheet are probable of recovery. There has been no impairment of Company’s maintenance deposits, which presented on December 31, 2009 the amount of R$50,429 and R$472,244, in current and non-current assets, respectively (R$237,914 and R$283,823 at December 31, 2008).

Additionally, the Company has reached agreements with certain lessors to replace the deposits with letters of credit and amend the lease terms to enable the Company to utilize the deposited funds to settle other amounts owed under the lease. Many of the new aircraft leases do not require maintenance deposits.

Deposits in guarantee for leasing contracts

As required by the lease agreements, the Company made deposits in guarantee for aircraft leasing companies, which are fully redeemable at the maturity dates of the lease contracts. On December 31, 2009, the balance of these deposits classified in non-current asset is R$251,716 (R$147,927 on December 31, 2008).

Judicial deposits

The judicial deposits represent, primarily, guarantees for contingent liabilities relating to labor, civil and tax claims until the resolution of the related litigations. The balance of judicial deposits on December 31, 2009, is R$81,180 (R$61,710 on December 31, 2008).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

7. Prepaid Expenses

	2009	2008

Deferred losses on sale-leaseback transactions (a)	72,947	66,603
Prepayments for insurance	60,398	52,971
Prepayments for lease agreements	35,453	45,596
Prepaid comission expenses	14,705	11,738
Others	4,799	5,682

	188,302	182,590

Current	124,728	123,797

Non-current	63,574	58,793

(a) During 2007, 2008 and 2009, the Company had losses on the sale-leaseback transactions for 9 Boeing 737-800 Next Generation aircraft. The net deferred losses on the sale-leaseback transactions in the amount of R$89,337 is being deferred in proportion to the monthly payments of their respective operating leases over the contractual term of 120 months. On December 31, 2009, the balances classified as current and non-current prepaid expenses are R$9,373 e R$63,574, respectively (R$7,810 e R$58,793 at December 31, 2008). See further information about sale-leaseback transactions in Note 24.

8. Property, plant and equipment

	Consolidated

	2009				2008

	Annual
	depreciation		Accumulated	Net	Net
	rate	Cost	depreciation	amount	amount

Flight equipment
Property, plant and equipment
under financial leases	4 - 10%	1,873,911	(150,984)	1,722,927	1,308,562
Sets of replacement parts and
spare engines	4%	651,695	(71,442)	580,253	552,738
Reconfigurations of aircraft	4%	87,015	(78,930)	8,085	34,054
Aircraft and safety equipment	20%	1,259	(577)	682	789
Tools	10%	15,805	(3,661)	12,144	7,684

		2,629,685	(305,594)	2,324,091	1,903,827
Property and equipment in use
Vehicles	20%	6,816	(4,344)	2,472	2,997
Machinery and equipment	10%	19,883	(5,652)	14,231	14,684
Furniture and fixtures	10%	15,671	(5,488)	10,183	10,647
Computers and peripherals	20%	31,309	(17,623)	13,686	15,811
Communications equipment	10%	2,262	(897)	1,365	1,350
Installations	10%	4,407	(1,755)	2,652	3,071
Confins maintenance center	7%	95,231	(8,567)	86,664	55,889
Leasehold improvements	20%	30,786	(7,521)	23,265	2,687
Construction in progress	-	10,050	-	10,050	30,588

		216,415	(51,847)	164,568	137,724

		2,846,100	(357,441)	2,488,659	2,041,551

Advances for acquisition of
property, plant and equipment	-	837,054	-	837,054	969,554

		3,683,154	(357,441)	3,325,713	3,011,105

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

8. Property, plant and equipment (Continued)

The advances for acquisition of property, plant and equipment, net of returns, primarily refer to the pre-payments made based on contracts with the Boeing Company for acquisition of 90 next generation 737-800 aircraft (94 aircraft in December 31, 2008), in the amount of R$804,631 (R$957,204 in December 31, 2008), and include the interest and charges capitalized in the amount of R$19,971 (R$33,955 in December 31, 2008). The Company has a schedule for these aircraft delivery until February, 2016, as described in Note nº 24.

As described in Note 23, as of December 31, 2009, the advances for acquisition of aircraft, in the amount of R$245,776 (R$697,719 in December 31, 2008), are related to loan contract guarantees.

Changes in the property, plant and equipment balances are as follows:

	Flight equipment		Advances for acquisition of property, plant and equipment (b)

	Property, plant and equipment under finance lease (a)	Rotable parts and spares		Other	Total

At December 31, 2007	874,441	609,021	695,538	132,227	2,311,227
Additions	523,001	178,433	511.308	54,934	1.267.676
Disposals	(6,815)	(84,669)	(237,292)	(13,921)	(342,697)
Depreciation and amortization	(82,065)	(107,520)	-	(35,516)	(225,101)

At December 31, 2008	1,308,562	595,265	969.554	137,724	3.011.105

Additions	525,787	53,090	420,894	44,832	1,044,603
Disposals	(43,299)	(75)	(553,394)	(340)	(597,108)
Depreciation and amortization	(68,123)	(47,116)	-	(17,648)	(132,887)

At December 31, 2009	1,722,927	601,164	837,054	164,568	3,325,713

During the year, the Company carried out a review of the recoverable amount of its property, plant and equipment. The recoverable amount of the relevant assets has been determined on the basis of their value in use. The discount rate used in measuring value in use was 23.1% per year. No impairment was recognized for the years ended on December 31, 2009 and 2008.

(a) Refers to aircraft held under finance leases agreements in the total of R$1,720,010, net of depreciations and other assets in the amount of R$2,917, net as of December 31, 2009 (R$1,301,146 and R$7,416 as of December 31, 2008, respectively).

(b) The disposals of pre-delivery deposits correspond to the amounts returned by the Boeing Co. at the time the aircraft is delivered to the Company. These resources are used for the payment of the financing of respective aircraft as described in Note nº 23, under the captions PDP I and II.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

9. Intangible assets

	Goodwill	Tradenames	Airport operating rights	Software	Total

At December 31, 2007	542,302	63,109	560,842	33,893	1,200,146
Additions	-	-	-	35,585	35,585
Disposals	-	-	-	(15,003)	(15,003)
Amortization	-	-	-	(10,408)	(10,408)

At December 31, 2008	542,302	63,109	560,842	44,067	1,210,320

Additions	-	-	-	31,431	31,431
Amortization	-	-	-	(9,966)	(9,966)

At December 31, 2009	542,302	63,109	560,842	65,532	1,231,785

The Company has allocated goodwill and intangible assets with indefinite lives acquired through business combinations for the purposes of impairment testing to a single cash-generating unit which is the operating subsidiary VRG.

The recoverable amount of the cash generating unit has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on the Company’s approved business plan covering a five-year period followed by the long-term growth rate of 3%. The pre-tax discount rate applied to the cash flow projections is 23.1% .

The calculation of value-in-use for the cash generating unit is most sensitive to the following assumptions:

• Discounted free cash flow approach, based on current acquisition valuation model;

• Discount rates derived from the Company’s weighted average cost of capital, adjusted for the market specific risks;

• Long-term growth rate which reflects the market consensus on the business;

• Royalty stream that could be obtained from licensing the intangible asset to a third party in an arm’s length transaction.

As of December 31, 2009 and 2008, no impairment of goodwill and other intangible assets was recognized.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

10. Inventories

	2009	2008

Consumable material	11,040	9,318
Parts and maintenance material	98,744	108,408
Advances to suppliers	25,086	65,230
Importation of assets in progress	5,749	5,378
Other	5,942	4,105
Provision for obsolescence	(8,602)	(4,275)

	137,959	188,164

Changes in the provision for obsolescence are as follows:

	2009	2008

Balances at the beginning of the year	(4,275)	(12,013)
Additions	(4,327)	(8,473)
Disposals	-	16,211

Balances at the end of the year	(8,602)	(4,275)

11. Trade and other receivables

	2009	2008

Local currency:
Credit card administrators	341,784	95,097
Travel agencies	123,884	116,270
Installment sales	57,491	92,913
Cargo agencies	14,220	15,505
Other	23,161	48,723

	560,540	368,508

Foreign currency
Credit card administrators	4,273	5,749
Travel agencies	6,349	13,940
Cargo agencies	545	1,428

	11,167	21,117

	571,707	389,625

Allowance for doubtful accounts	(52,399)	(44,698)

	519,308	344,927

Changes in the allowance for doubtful accounts are as follows:

	2009	2008

Balances at the beginning of the year	(44,698)	(36,369)
Additions	(41,366)	(15,864)
Irrecoverable amounts	17,672	-
Recoveries	15,993	7,535

Balances at the end of the year	(52,399)	(44,698)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

11. Trade and other receivables (Continued)

The aging analysis of accounts receivable is as follows:

	2009	2008

Falling due	498,684	327,722
Overdue 30 days	10,172	13,103
Overdue 31-60 days	4,870	3,555
Overdue 61-90 days	2,350	4,455
Overdue 91-180 days	14,592	13,011
Overdue 181-360 days	9,492	8,194
Overdue more than 360 days	31,547	19,585

	571,707	389,625

At December 31, 2009, the accounts receivables from travel agencies in the amount of R$67,691 (R$18,070 at December 31, 2008), are related to loan agreements guarantees.

12. Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	2009	2008

Cash and bank deposits	84,262	148,716
Cash equivalents	1,298,146	20,614

	1,382,408	169,330

On December 31, 2009, cash equivalents primarily refer to CDB (bank deposits certificates), Brazilian treasury bills (government securities) and fixed income funds, bearing interest at rates ranging between 95.0% and 107.3% of the CDI (Interbank Deposit Certificate). The composition of the cash equivalents is as follows:

	2009	2008

Bank deposits certificates	619,587	1,895
Government securities	582,710	2,749
Committed - Overnight	95,849	-
Other	-	15,970

	1,298,146	20,614

These investments have high liquidity, are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

13. Restricted cash

The restricted cash represents guarantee margin deposits related to hedge operations and BNDES and BDMG loans.

The guarantee margin deposits related to hedge exchange rate corresponds to R$18,820 (R$174,460 on December 31, 2008), recorded in current assets, and are deposited with the BM&FBOVESPA for future U.S. Dollars operations and, in the case of derivative operations with oil and interest, deposited with banks with which the contracts were made. These deposits are primarily invested in government securities bearing interest based on SELIC or other prime rate.

The restricted cash linked to BNDES and BDMG loans are invested in DI securities, bearing interest rate of 98.2% of CDI, and correspond to the requirement of margin deposits from counterparties. On December 31, 2009, the balance recorded in non-current assets, corresponds to R$7,264 (R$6,589 on 31 December 2008).

14. Shareholders’ equity

The following table sets forth the ownership and the percentage of the Company’s voting (common) and non-voting (preferred) shares as of December 31, 2009 and 2008:

		2009			2008

	Common	Preferred	Total	Common	Preferred	Total

Fundo de Investimento em Participações ASAS	100.00%	26.96%	63.64%	100.00%	42.60%	73.13%
Others	-	1.57%	0.78%	-	3.84%	1.80%
Treasury shares	-	0.34%	0.17%	-	1.66%	0.78%
Public Market (Free Float)	-	71.13%	35.41%	-	51.90%	24.29%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

As of December 31, 2009, the capital of the Company is comprised of 265,279,538 fully paid-up shares being 133,199,658 common shares and 132,079,880 preferred shares, each with no par value, authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$4 billion through the issuance of common or preferred shares. Fundo de Investimento em Participações Asas is the Company’s controlling fund which is equaly controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

Each common share entitles its holder to one vote at the Company’s shareholder meetings. The outstanding preferred shares have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of common shares. In addition, the São Paulo Stock Exchange – Bovespa Level 2 of Differentiated Corporate Governance Practices provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

14. Shareholders’ equity (Continued)

On March 20, 2009 the Board of Directors approved the capital increase of the Company in the amount of R$203,531 and the issuance of 26,093,722 shares, comprising 6,606,366 common shares and 19,487,356 preferred shares. The issuance price for the common and preferred shares was fixed at R$7.80 per share, according to the quotation of the shares on the São Paulo Stock Exchange on March 20, 2009, verified after the closing of the trading session, in accordance with Article 170, Paragraph 1, Item III of the Law No. 6,404/76.

As of June 2, 2009, the Board of Directors authorized the subscription of all shares and approved the capital increase in the amount of R$203,531. The shares issued herein are identical to the shares already existing and shall be entitled to the same rights conferred to the other shares of the same kind, including receipt of dividends and interest on shareholders’ equity.

On October 8, 2009, the Board of Directors approved the capital increase of R$627,083 as a result of primary public offering by issuing a total of 38,005,000 shares, comprising 19,002,500 common shares and 19,002,500 preferred shares all nominative, registered with no par value, free and clear of any liens or encumbrances, issued by the Company, being the preferred shares with limited voting rights for certain matters. The issue price of the common and preferred shares was set at R$16.50 per share, defined by the completion of the book building procedure. The issuance costs amounted R$19,194, net of taxes, and were recorded in the shareholders’ equity offsetting the capital amount.

Retained earnings

Under Brazilian corporation law and according to the Company’s bylaws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income after the realization of accumulated losses, limited to 20% of capital. The legal reserve can only be used to offset losses and increase the capital of the Company and is subject to approval by the shareholders voting at the annual shareholders meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. On December 31, 2009, a total of R$39,123 was constituted based on the net income of the year under BR GAAP. On December 31, 2008, there was no legal reserve constituted.

Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders, in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law. Brazilian law permits the payment of cash dividends only from current net income and certain reserves registered in the Company’s statutory accounting records.

For the year ended December 31, 2009, the Company’s statutory consolidated financial statements prepared under BR GAAP presented net income of R$858,466 (loss of R$1,237,114 in 2008).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

14. Shareholders’ equity (Continued)

Dividends (Continued)

The Board of Directors approved a Dividend Policy for 2009 whereby, without prejudice to the Company’s Bylaws, approve a distribution of dividends in the amount of R$185,839, or R$0.70 per common and preferred share of the Company, according to Law No. 9,249 of December 26, 1995. The basis for the dividend calculation is described in article 26 of the Company’s Bylaws which determines that the net income for the year has to first compensate any accumulated losses.

The dividend per share and proposed dividends were calculated as follows:

2009

Accumulated losses from previous years	(994,565)
(+) Reinvestment reserve realization	837,700
(+) Legal reserve realization	80,865

Accumulated losses after reserves compensation	(76,000)
Net income for the year under BR GAAP	858,466

Net income for the year under BR GAAP after accumulated losses compensation	782,466
(-) Legal reserve constitution (5%)	(39,123)

Profit basis for the determination of the minimum mandatory dividends	743,343

Proposed dividends (25%)	185,839

Dividend per share	0.70

The proposed dividends related to the year ended December 31, 2009 is in accordance with statutorily guaranteed rights, and will be submitted by the Company’s Management for approval at the Extraordinary General Meeting to be held within the term established by the prevailing Corporation Law.

Treasury shares

The Board of Directors at the meeting held on January 28, 2008, approved a preferred shares repurchase program aiming to enable the Company to achieve important opportunities of value enhancement for holding in treasury and subsequent disposal or cancellation, without capital reduction. The Company has acquired 1,574,200 of its own issued shares in prior years using retained earnings, at an average price of R$26.16 per share, recorded as Treasury shares. In accordance with the provisions of Brazilian Securities and Exchange Commission (CVM) Instructions No. 10/80 the maximum term for the performance of the transaction was 365 days counted as from January 28, 2008. The minimum cost was R$19.98 per share and the maximum cost was R$30.28 per share, amounting a total of R$41,180.

The Board of Directors at the meeting held on December 9, 2009, approved the cancellation of 1,119,775 preferred shares in Treasury shares, at the amount of R$ 29,293 recorded against the capital reserves account. As of 31 December 2009, the Company has 454,425 held as Treasury shares, amounting R$11,887, with a market value of R$11,851 (R$41,180 with a market value of R$15,600 as of December 31, 2008).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

14. Shareholders’ equity (Continued)

Other comprehensive income (loss)

The market-to-market fair value of short-term investments classified as available for sale financial assets and derivative financial instruments designated as cash flow hedges are recognized in the Shareholders’ equity as other comprehensive income (loss), net of tax effects, until the end of the contracts. The balance at December 31, 2009 corresponds to a net gain of R$ 818 (net loss of R$16,373 at December 31, 2008).

15. Share-based payments

The Company’s Board of Directors within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved a stock option plan for key senior executive officers and employees. Under this plan the stock options granted to employees cannot exceed 5% of total outstanding preferred shares. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The Board of Directors meetings date and the assumptions utilized to estimate the fair value of the stock purchase options using the Black-Scholes option pricing model are demonstrated below:

	Stock option purchase plans

	2005	2006	2007	2008	2009

	December	January 2,	December	December	February 4,
Board of Directors meeting	9, 2004	2006	31, 2006	21, 2007	2009
Total options granted	87,418	99,816	113,379	190,296	925,800
Option exercise price	33.06	47.30	65.85	45.46	10.52
Fair value of option on grant date	29.22	51.68	46.61	29.27	8.53
Estimated volatility of share price	32.5%	39.9%	46.5%	41.0%	76.91%
Expected dividend yield	0.8%	0.9%	1.0%	0.9%	-
Risk-free return rate	17.2%	18.0%	13.2%	11.2%	12.7%
Duration of the option (in years)	10.00	10.00	10.00	10.00	10.00

During the year ended December 31, 2009, the Company recorded a share-based payments expense of R$4,540 (R$5,362 for the year ended December 31, 2008), in the income statement as employee costs.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

15. Share-based payments (Continued)

Changes in the stock options as of December 31, 2009 are shown as follows:

		Average weighted
	Stock options	purchase price

Options outstanding as of December 31, 2007	241,857	50.67
Granted	190,296	45.46
Exercised	(336)	36.35
Forfeited	(64,830)	50.27

Options outstanding as of December 31, 2008	366,987	48.05
Granted	925,800	10.52
Exercised	(22,650)	10.37
Forfeited	(420,783)	10.80

Options outstanding as of December 31, 2009	849,354	26.59

Number of exercisable options as of December 31, 2008	151,436	46.23
Number of exercisable options as of December 31, 2009	303,774	37.31

As of February 2, 2010, the Board of Directors authorized the homologation of the exercise of 22,650 stock options occurred during 2009, that resulted in a capital increase of R$234.

The interval of the exercise prices and the average maturity of the outstanding options, as well as the interval of the exercise prices for the exercisable options as of December 31, 2009, are summarized below:

Outstanding options				Exercisable options

	Options in	Remaining	Weighted	Exercisable	Weighted
Exercise price	circulation as of	average maturity	average	options as of	average
interval	12/2009	in years	exercise price	12/2009	exercise price

33.06	60,810	5.00	33.06	60,810	33.06
47.30	69,194	6.00	47.30	55,123	47.30
65.85	76,253	7.00	65.85	45,752	65.85
45.46	157,947	8.00	45.46	63,179	45.46
10.52	485,150	9.00	10.52	78,910	10.52

10.52-65.85	849,354	9.10	26.59	303,774	37.31

16. Earnings per share

Although, there are differences in voting rights and liquidation preferences, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders have identical rights to earnings and are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares and the basic earnings (loss) per share calculation should be the same way for both shares.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

16. Earnings per share (Continued)

Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the period. The diluted earnings per share are computed including dilutive potential shares from the executive employee stock options using the treasury-stock method when the effect is dilutive. The effect anti-dilutive potential shares are ignored in calculating dilutive earnings per share.

	2009	2008

Numerator
Net income (loss) for the year	890,832	(1,239,347)
Denominator
Weighted-average shares outstanding for basic
earnings per share (in thousands)	227,472	202,301
Treasury shares	-	(1,108)

Adjusted weighted-average shares outstanding for
basic earnings per share (in thousands)	227,472	201,193
Effect of dilutive securities:
Executive stock options (in thousands)	111	-

Adjusted weighted-average shares outstanding and
assumed conversions for diluted earnings per shares (in thousands)	227,583	201,193

Basic earnings (loss) per share	3.92	(6.16)
Diluted earnings (loss) per share	3.91	(6.16)

At December 31, 2009, diluted earnings per share, takes into account potential future dilutive instruments related to the 2009 year stock option plan which had an exercise price below the average market price during the period (“in-the-money”). Due to this there is dilution related to the stock options amounting R$946.

As of December 31, 2009, the total of 364,204 stock options described in Note 15 are non-dilutive (361,901 stock options as of December 31, 2008).

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

17. Tax obligations

	2009	2008

PIS and COFINS (1)	63,971	50,756
REFIS (2)	38,166	-
IOF (3)	13,415	-
IRRF on wages and benefits (4)	8,855	4,166
CIDE (5)	4,593	-
ICMS (6)	2,121	8,421
Import tax	2,455	2,383
Others	12,343	14,934

	145,919	80,660

Current	57,277	39,605

Non-current	88,642	41,055

(1) PIS and COFINS: federal taxes charged on revenues;
(2) REFIS: Federal Taxes Refinancing Program;
(3) IOF: Tax on financial operations
(4) IRRF: Withholding income tax applies on certain domestic transactions, such as payment of fees to some service providers, payment of salary and interest income resulting from short term investments;
(5) CIDE: Contribution for Intervention in the Economic Domain
(6) ICMS: Value Added Tax on sale and services;

PIS e COFINS

As the calculation system of such contributions started to use the non-cumulative tax principle in the calculation of PIS (Law 10,637/02) and COFINS (Law 10,833/03), the subsidiary VRG started to apply the said rules, as well as, to question the Judiciary Branch, about the application of the tax rate to calculate such contributions. The provision recorded in the balance sheet at December 31, 2009 in the amount of R$63,971 (R$50,796 on December 31, 2008) includes the unpaid installment, monetarily adjusted by SELIC interest rate. There are judicial deposits for these matters in order to ensure the suspension of liabilities, amounting to R$49,518 (R$38,358 on December 31, 2008).

Adhesion to the Federal Taxes Refinancing Program (REFIS)

On November 30, 2009, the Company and its subsidiary VRG filed their inclusion in the Federal Taxes Refinancing Program (REFIS) according to Law No. 11.941/09 and included all the federal debts due to the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury and maturing until November 30, 2008.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

17. Tax obligations (Continued)

Adhesion to the Federal Taxes Refinancing Program (REFIS) (Continued)

The Management has opted for payment in 180 installments of the tax debts totaling R$11,610 for GLAI and R$35,012 for VRG. The mode of payment chosen by the Company provides matching reductions of 60% (sixty percent) related to the ex-officio fine, 25% (twenty five percent) of late payment fine and 20% (twenty percent) of isolated fines reducing the value of debt to R$10,257 and R$27,909 to GLAI and VRG, respectively. The effect in the profit or loss of the year arising from the exercise of these discounts amounted to R$1,353 for GLAI and R$7,103 for VRG recorded as “Other operating expenses” in the statements of operations.

The debts homologation is scheduled for March, 2010, and when such approval occurs, the Company and its subsidiary VRG will use part of the accumulated income tax losses and negative basis of social contribution to compensate the fines and interest settlement in the amount of R$1,645 and R$9,032 for GLAI and VRG, respectively.

18. Provisions

	Insurance	Return	Onerous
	provision	of aircraft	contracts	Litigation	Total

At December 31, 2007	129,137	131,826	-	115,677	376,640
Recognized	10,272	102,615	8,250	-	121,137
Utilized	-	(131,826)	-	(43,354)	(175,180)

At December 31, 2008	139,409	102,615	8,250	72,323	322,597

Recognized	-	13,113	2,080	13,000	28,193
Utilized	(96,777)	(95,936)	-	(13,469)	(206,182)
Unused	-	-	-	(1,515)	(1,515)

At December 31, 2009	42,632	19,792	10,330	70,339	143,093

Current	42,632	19,792	3,835	-	66,259
Non-current	-	-	6,495	70,339	76,834

Insurance provision

Includes provisions related to the accident of an aircraft during Gol Airlines Flight 1907 on September 29, 2006 and amounts payable for aircraft insurance. Management takes out insurance coverage in amounts it considers necessary to cover any claims, in view of the nature the Company’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set in the lease agreements, in compliance with provisions of the Law nº. 11,744/03.

The Company maintains insurance for the coverage of these liabilities resulting from the claim. The payments for the hull to the lessor were made by the insurance company. Management does not expect any liabilities arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of its operations.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

18. Provisions (Continued)

Return of aircraft

Includes provisions for the maintenance costs to meet the contractual return conditions on engines held under operating leases.

Onerous contract

As of December 31, 2009, the Company recorded a provision of R$10,330 being a total of R$3,835 classified in current liability and R$6,495 classified in non-current liability (R$8,250 as of December 31, 2008 classified in current liability) for onerous operating lease contracts related to two non-operating Boeing 767-300 aircrafts. The provision represents the present value of the future lease payments that the Company is presently obligated to make under non-cancellable onerous operating lease contracts, less revenue expected to be earned on the lease, including estimated future sub-lease revenue, where applicable. The estimate may vary as a result of changes in the utilization of the leased premises and sub-lease arrangements where applicable. The term of the leases range from 2 to 4 years.

Litigation

At December 31, 2009, the Company and its subsidiaries are parties in judicial lawsuits and administrative proceedings, totaling 17,446 according to the following distribution: (i) 12,425 civil claims, being 1,257 administrative proceedings and (ii) 5,021 labor claims, being 97 administrative proceedings. As a result of the Company’s normal course of operations, there are respectively, 11,590 civil claims and 1,089 labor claims. The remainder is related to requests for recognition of succession related by obligations from the former Varig S.A.

Provisions are recognized for probable losses and are reviewed based on the development of suits and the historical record of loss of civil and labor suits, based on the best current estimate. The estimated obligations resulting from the civil and labor suits are shown as follows:

	2009	2008

Civil	34,815	20,898
Labor	35,524	51,425

	70,339	72,323

The Company and its subsidiary VRG discuss various civil lawsuits involving petitions, actions for damages in general related to: flight delays, flight cancellations, baggage loss and damage to baggage. On December 31, 2009, the judicial deposits relating to civil contingencies correspond to R$ 1,640 (R$1,605 on December 31, 2008).

The Company is also party in various labor claims which consist mainly of discussions involving: overtime, hazardous work premium, health exposure allowance and differences in salary. On December 31, 2009, the judicial deposits relating to labor contingencies correspond to R$25,145 (R$18,189 on December 31, 2008).

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

18. Provisions (Continued)

Litigation (Continued)

As of December 31, 2209, there are other judicial lawsuits evaluated by Management and its legal advisers as a possible losses, at the estimated amount of R$54,823 for civil claims and R$1,731 for labor claims for which no provision was recorded (R$47,425 and R$1,731 as of December 31, 2008, respectively).

The Company is part of 4 labor claims in France arising from Varig S.A. debts. As of December 31, 2009, there is no indication of chances of success of said lawsuits, since the respective judicial proceedings have not initiated yet. There were no new developments with respect to the first hearing held in December 2009 and was appointed the new date for April 2010..The total amount involved was not accrued and is approximately R$5,332 (corresponding to € 2.1 million).

The Company is challenging in court the VAT (ICMS) levies on aircraft and engines imported under aircraft leases without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject of the contract. Given that there is no circulation of goods, a relevant tax triggering event is not characterized.

The estimated aggregate value of lawsuits filed is R$210,164 at December 31, 2009 (R$201,760 at December 31, 2008), monetarily adjusted and not including charges in arrears. Management, based on the assessment of the cases by its legal advisors and supported by case laws favorable to taxpayers from the High Court (STJ) and the Supreme Federal Court (STF) handed down in the second quarter of 2007, understands that it is unlikely for the Company to have losses on these lawsuits.

Although the results of these proceedings cannot be anticipated, the final judgment of these actions will not have a material effect on the Company’s financial position, operating income and cash flow, according to management’s opinion supported by its outside legal advisors.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

19. Advances from customers

On June 30, 2009, the Company, through its subsidiary VRG concluded a partnership with Brazilian financial instutitions: Banco Bradesco S.A. and Banco do Brasil S.A. through an Operating Agreement for the issuance and management of credit cards in a co-branded format. Under the agreement, the Company initially received an amount of R$252,686 related to the purchase of miles from SMILES frequent flyer program, for access and use of the customer database of the program. Until December 31, 2009 the Company received as an advance of purchase of miles from the SMILES program, the amount of R$170,116 from the two financial institutions described above. The Company's expects to receive the full amount within 5 years from the date of the agreement, and also the remuneration conditioned by the right to access and use the registration database, share of the revenue from the credit cards issued by the financial institutions and participation in revenues. As of December 31, 2009, the balance recorded as advances from customers in current assets, relating to this agreement corresponds to R$72,010 and R$64,087 in non-current assets.

On November 13, 2009, the Company through its wholly-owned subsidiary VRG signed a commercial agreement with Banco Santander (Brasil) S/A with a term of 13 months in the amount of R$34,500 for the purchase of mileage credit, not exclusive, to use in their rewards programs. As of December 31, 2009, the balance recorded as advances from customers in current assets related to this agreement is R$32,823.

On July 27, 2009, the Company through its wholly-owned subsidiary VRG signed a commercial agreement with Operadora e Agência de Viagens CVC Tur Ltda. (“CVC”) with a term of 6 months in the amount of R$50,000 allowing the sale of tickets to their customers of flights operated by VRG. As of December 31, 2009, the balance recorded as advances from customers in current assets related to this agreement is R$21,226.

20. Smiles deferred revenue

The obligations assumed under the frequent flyer program, (“Smiles Program”) were valued at the VRG’s acquisition date at estimated fair value. The sale of passenger tickets by the Company includes air transportation and mileage credits. The Company’s sales of miles to business partners include marketing and mileage credits. The fair value of the mileage credit component is determined based (i) on weighted-average price of passenger tickets sold by VRG parted for mileage amount necessary to issue a ticket when VRG offers mileage for flying and, (ii) on weighted-average price at which the Company sells mileage credits to business partners.

The Company uses the residual method for revenue recognition of mileage credits. Under the residual method, the portion of revenue from the sale mileage credits and the mileage component of passenger ticket sales that approximates fair value is deferred and recognized as revenue when miles are redeemed and services are provided based on the weighted-average price of all miles that have been deferred. The portion of the revenue received in excess of the fair value of mileage credits sold (the “marketing premium) is recognized in income when the related marketing services are provided and classified as cargo and other revenue.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

20. Smiles deferred revenue (Continued)

The associated value for mileage credits which the Company estimates are not likely to be redeemed (“breakage”) is recognized as revenue. The Company calculates its breakage estimate based on historical redemption patterns.

At December 31, 2009, the Smiles deferred revenue balances are R$92,541 and R$221,414 classified in current and non-current liabilities, respectively (R$90,043 and R$262,626 at December 31, 2008, respectively).

21. Transactions with related parties

Graphic, consultancy and transportation services

VRG maintains an operating agreement with related party Breda Transportes e Serviços S.A., for passengers, baggage and employees transportation between airports, with a contractual term expiring on June 02, 2010, with a possibility to be renewed every 12 months for the same period by signing an additive instrument firmed by the parties with annual price restatement based on the General Market Price Index (IGP-M) variation.

VRG also maintains operating agreements with related parties Expresso União Ltda., Serviços Gráficos Ltda. and HK Consultoria e Participações, for passengers, baggage and employees transportation between airports, graphic services and consultancy, respectively, with a contractual maturity of 12 months without incidence of financial charges.

During the year ended December 31, 2009, VRG recognized a total expense relating to such services amounting R$10,075 (R$8,287 for the year ended December 31, 2008). The entities mentioned above belong to the same economic group and all controlled by Comporte Participações S.A.

Operating lease

VRG is the tenant of the property located at Rua Tamoios, 246, in São Paulo – SP, owned by a related company Patrimony Administradora de Bens controlled by Comporte Participações S.A. whose lease agreement expires on April 05, 2010 and has an annual price restatement clause based on the General Market Price Index (IGP-M) variation. During the year ended December 31, 2009, VRG recognized a total expense relating to such rental amounting R$428 (R$302 for the year ended December 31, 2008).

Unidas Rent a Car

In May, 2009, VRG entered into a commercial agreement with Unidas Rent a Car, a Brazilian car rental company, which gives Unidas' customers a 50% discount on the daily car rental charges when these customers purchase their tickets through the Company’s website. The Company’s chairman, Álvaro de Souza, is also the chairman of Unidas Rent a Car.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

21. Transactions with related parties (Continued)

Accounts payable – current liability

The accounts payable to related parties, in the amount of R$688 on December 31, 2009 (R$281 on December 31, 2008) are included in the suppliers’ balances and are mainly related to payment for services performed by Breda Transportes e Serviços S.A.

22. Financial instruments and concentration of risk

The Company and its subsidiaries are exposed to market risks as a result of its operations and consider as more relevant risks the effects of changes in the price of fuel, exchange rate, interest rate risks and credit risks.

The goal of the risk management program of the Company aims to protect against sudden increase of the costs linked to market prices that could affect the Company’s competitiveness in a given period. These risks are managed through use of financial instruments for protection available in the financial market such as swaps, future contracts, exchange options and fuel options. The operations that involve fuel and interest are contracted with international banks classified as low risk (average rating of A+ according to Moody’s and Fitch) and the operations that involve foreign currency are negotiated on BM&FBOVESPA. The use of these instruments is oriented by a formal policy of risk management which is under the guidance of its executive officers, Risk Policies Committee and Board of Directors

The majority of the financial instruments contracted for protection purposes of fuel price and foreign currency risks aim scenarios with low probability to occur and therefore, those derivatives have lower costs comparing to others with a higher probability to occur. As a result, despite the highly correlation between the protected object and the derivatives financial instruments contracted to protected them, when the transactions are settled, a substation part of them show ineffectiveness results, as presented in the following tables in this note.

The Company’s Risk Management Policy establishes controls and limits, as well as other tracking techniques, chiefly mathematical models adopted to constantly monitor exposures, in addition to expressly prohibiting the carrying out of speculative operations involving derivative instruments. The derivative financial instruments are only used for hedge purposes. Additionally, the Company does not conduct any type of operation involving leverage.

Historically, the Company does not contract protection for all of its exposure to fuel consumption, to foreign exchange and interest exposure and is, therefore, subject to the portion of the risks arising from market fluctuations. The portion of the exposure being protected is determined quarterly in line with the strategies determined in the Risk Policies Committee and are monitored periodically. As of December 31, 2009, the protection, which may reach 100% upon decision of the Risk Management Committe, is about 27% and 18% of the Company´s total exposure for the next 12 months of fuel consumption and foreign exchange, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

The Financial Risk Committee recommends for approval of the Board of Directors long term programs of contracting derivative financial instruments to protect the Company against possible changes in the market price relating to risk of fuel, exchange rates and interest rates during the period of 12 months on a rolling basis allowing, such to be extended if some predetermined prices are reached.

The Company adopts for a large portion of its derivatives financial instruments the hedge accounting method according to the parameters described in the IAS 39. All derivative financial instruments contracted with the purpose of protection are formally identified through documentation on the acquisition to allow it to fit with the requirements needed to use the hedge accounting method. The Company classified the derivative financial instruments used for protection as “cash-flow hedge” and recognizes, based on the criteria for hedge accounting described in IAS 39, the changes in fair value of effective derivatives financial instruments under shareholders’ equity until the object of the hedge achieves its maturity.

The IAS 39 also requires proof of the effectiveness, prospective and retrospective, of the derivative financial instruments to contain the changes of the expenses protected. The Company estimates the effectiveness based on statistical correlation methods or by the proportion of the variation of gains and losses in fair value of derivatives instruments used as hedge and the variation of the costs of the protected object. The results of effective hedges are booked as a reduction or increase in the operational cost (with exception of interest rate hedge results), and the results of hedges that are not effective are recognized as a financial income or expense of the period. Ineffective hedges occur when the variation in the value of the derivatives is not between 80% and 125% of the variation in the price of the object of hedge. When the protected object is consumed and the respective derivative financial instrument is settled, the unrealized gains or losses booked in shareholders’ equity are recognized in the income statement. In the case of the derivative financial instruments designated for hedging interest rates, the values of gains or losses with liquidation of these instruments are recorded in income or expense.

The Company also contracts derivative financial instruments which are not designated as hedge, in other words, such do not use the criteria for hedge accounting. These contracts are derivatives of interest swap-lock that are used to protect the exposure denominated in Libor rates on operation of aircraft leases. For these derivatives instruments, the change in fair value is recognized directly as financial income or expense of the period.

The market fair value of swaps is estimated based on the method of discounted cash-flow and the fair value of options is estimated using the Black & Scholes method (adapted to commodities options in the case of oil).

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

Derivatives financial instruments are classified as current and non-current or are segregated between current and non-current according to the analysis of the facts and circumstances and if this segregation can be made in a reliable manner. The derivative financial instruments were recorded in the following accounts in the balance sheet:

Description	Accounts	Amounts on
		December 31, 2009

Amount receivable on settlement	Other assets	24,113
Amount payable on settlement	Other liabilities	12,118
Foreign currency cash flow hedge	Short-term investments	976
Margin deposits related to hedge exchange rate	Restricted cash	18,820
Changes in fair value of hedge accounting	Other comprehensive	(1,317)
	income (loss)

The relevant information relating to the main risks that affect the Company operations are detailed as follows:

a) Fuel price risk

One of the main market risks that the airlines companies face is the price of aircraft fuel whose variations are tied to fluctuations in the price of oil and the fuel represent a significant portion of airlines companies’ costs. Because of this exposure, the Company manages this risk by using strategies of contracting derivative financial instruments that aims to provide protection against sudden and significant increases in the price of oil, thus ensuring the competitiveness of the Company.

Aircraft fuel consumed in the years ended December 31, 2009 and 2008 represented 32.2% and 40.5% of the Company’s operating costs of service, respectively.

Because of the jet fuel traded in commodity exchanges has lower liquidity, the Company acquires derivatives of crude oil to protect against oscillation of aircraft fuel price. Historically, oil prices have been highly correlated to aviation fuel prices, which make oil derivatives effective in offsetting the prices of aviation fuel, so as to provide immediate protection. The hedged item of fuel is the operational expenses with aircraft fuel. The contracts of derivative for fuel hedge are done in Over the Counter markets with the following financial institutions: British Petroleum, Citibank, Deutsche Bank, Goldman Sachs, MF Global and Morgan Stanley.

On December 31, 2009, there were no financial assets linked to margin deposits for contracting derivative instruments for fuel hedge.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

a) Fuel price risk (Continued)

The following is a summary of the Company’s oil derivative contracts designated for hedge of aircraft fuel (in thousands, except as otherwise indicated):

Year ended:	December	December
	31, 2009	31, 2008

Fair value of derivative instruments (R$)	18,588	(102,387)
Hedge effectiveness losses recognized in shareholders’ equity, net of taxes (R$)	-	(90,580)

Year ended December 31:	2009	2008

Hedge effectiveness gains recognized in operating costs (R$)	8,045	49,572
Hedge ineffectiveness losses recognized in finance expenses during the year (R$)	(122,737)	(73,388)
Hedge ineffectiveness losses recognized in finance expenses for future period (R$)	(7,602)	(40,318)

Total hedge ineffectiveness losses recognized in finance expenses (R$)	(130,339)	(113,706)

Hedged volume (in thousands of barrels) during the year	2,183	4,141
Percentage of exposure hedged during the year *	27%	56%

* The percentage is calculated through the value of contracted hedge (notional value) divided by fuel costs.

The following table demonstrates the notional value of the derivatives designated as hedge contracted by the Company to protect the future fuel costs, the average rate contracted for the derivatives and the percentage of the fuel exposure protected for each period of competence as of December 31, 2009:

Market risk factor: Fuel Price
Over the Counter	Maturities

	1Q10	2Q10	3Q10	4Q10	Total

Percentage of the fuel exposure hedged	31%	32%	18%	7%

Notional volume in barrels (thousands)	1,076	1,068	626	235	3,005
Notional volume in liters (thousands)	171,062	169,791	99,521	37,360	477,734

Future agreed rate per barrel (USD)*	78.52	86.81	92.97	99.12	86.09

Total in Reais **	147,110	161,432	101,336	40,558	450,449

* Weighted average between the strikes of collars and callspreads.
** Exchange rate at 12.31.2009 was R$ 1.7412/ US$ 1.00

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

b) Foreign currency risk

Risk of exchange rate is the risk related to unexpected variation, in a favorable or unfavorable way, of the expenses and/or revenues whose values are tied to the fluctuations in foreign currencies. The Company’s exposure to foreign currencies is mainly related to operating activities and investments in foreign subsidiaries. The Company’s revenue is generated in Brazilian reais, except for a small portion in Argentine Pesos, Aruban Florin Bolivian Bolivianos, Chilean Pesos, Colombian Pesos, Paraguayan Guaranis, Uruguayan Pesos and Venezuelan Bolivares from flights between Brazil, Argentina, Aruba, Bolivia, Chile, Colombia, Paraguay, Uruguay and Venezuela. However, the Company has a significant portion of its liabilities exposed to changes in the exchange rate of U.S. dollars, particularly those related to aircraft leasing and instruments for raising funds for financing aircrafts acquisitions, requiring contracting derivative financial instruments to mitigate this risk. The main expenses accounts that are hedged due to exchange rate exposure are: jetfuel, leasing, maintenance, insurance and international IT services.

The contracts of derivative financial instruments for U.S. dollar hedge are performed with BM&FBOVESPA using exclusive investments funds which are used as vehicles for contracting risk coverage as described in the Company’s Risk Management Policy.

The value of financial assets linked to margin deposits on December 31, 2009 is R$18,820 represented by CDB’s (Bank Certificate Deposits) of first tier banks.

The Company’s current and future currency exchange exposure at December 31, 2009 and 2008 are as set forth below:

	2009	2008

Assets
Cash, cash equivalents and short-term investments	139,287	281,286
Accounts receivable from leasing companies	64,046	104,465
Deposits in guarantee of lease agreements	247,562	111,326
Maintenance deposits	446,530	391,989
Prepayments of lease agreements	35,453	45,596
Other	66,823	53,533

Total assets	999,701	988,195

Liabilities
Foreign suppliers	30,077	37,336
Loans and borrowings	989,157	1,715,068
Finance leases	1,557,418	1,587,161
Other leases payable	38,708	15,863
Insurance premium payable	38,150	54,422

Total liabilities	2,653,510	3,409,850

Exchange exposure, net – R$	1,653,809	2,421,655

Exchange exposure, net – US$	949,810	1,036,224

Future obligations
Operating leases	2,498,571	3,285,186
Aircraft commitments	12,565,036	16,662,776

Total future obligations – R$	15,063,607	19,947,962

Total future obligations – US$	8,651,279	8,535,713

Total exchange exposure (current and future) – R$	16,717,416	22,369,617

Total exchange exposure (current and future) – US$	9,601,087	9,571,937

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

b) Foreign currency risk (Continued)

The following is a summary of Company’s foreign currency derivative contracts designated for hedge of U.S. dollar (in thousands, except as otherwise indicated):

	December	December
Year ended:	31, 2009	31, 2008

Fair value of derivative instruments (R$)	982	9,416
Hedge effectiveness gains (losses) recognized in shareholders’ equity,
net of taxes (R$)	(294)	50,387

Year ended December 31:	2009	2008

Hedge effectiveness gains (losses) recognized in operating expenses (R$)	(11,833)	55,149
Hedge ineffectiveness gains recognized in finance income during
the year (R$)	39,207	2,255
Hedge ineffectiveness losses recognized in finance expenses for future period
(R$)	(1,171)	-

Total hedge ineffectiveness gains recognized in finance income (R$)	38,036	2,255

Hedged volume (USD) during the year	293,250	1,070,250
Percentage of exposure hedged during the year	18%	52%

The following table demonstrates the notional value of the derivatives designated as hedge contracted by the Company to protect the future expenses denominated in U.S. dollar and the average rate contracted for each period, as of December 31, 2009:

Market risk factor: U.S. dollar exchange
Exchange market
1Q10

Notional value in U.S. dollar	95,000

Futures contracted average rate	1.8653

Total in Reais	177,204

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

c) Credit risk

Credit risk is the risk that the counterparty will not meet its obligations under a financial instrument or a customer contract, leading to a financial loss.

The Company is exposed to credit risk from its operating activities primarily for trade receivables, cash and cash equivalents, including bank deposits, financial assets classified as available for sale assets, and derivative financial instruments. The credit risk of accounts receivable is minimized because it is substantially represented by accounts receivable of the largest credit card operators. The derivative financial instruments are made with counterparties that have high ratings according to the assessment by Moody’s and Fitch (an average rate of A+) or the instruments are contracted in the stock exchange of futures and commodities (BM&FBOVESPA). In addition, the Company assesses the risks of counterparties and diversifies its exposure. The Company's management believes that the risk of not receiving the amounts owed by their counterparts in derivative transactions is not significant.

d) Interest rate risk

The Company results are affected by fluctuations in international interest rates because of the impacts of such changes in expenses with leasing. On December 31, 2009, the Company has derivative financial instruments of interest swap-lock to protect against oscillation of interest rates on aircraft leasing.

The interest rate hedge operations are performed through contracts with first tier financial institutions. At December 31, 2009, the Company has open contracts with the following financial institutions: Calyon, Citibank and Merrill Lynch.

The Company had no financial assets linked to margin deposits as of December 31, 2009.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

d) Interest rate risk (Continued)

The following is a summary of Company’s interest rate derivative contracts designated as hedge interest rate Libor (in thousands, except as otherwise indicated):

	December	December
Year ended:	31, 2009	31, 2008

Fair value of derivative instruments (R$)	(2,182)	(3,878)
Hedge effectiveness losses recognized in shareholders’ equity, net of taxes
(R$)	(1,023)	(3,873)

Year ended December 31:	2009	2008

Hedge effectiveness gains recognized in operating expenses (R$)	(2,482)	(211)
Hedge ineffectiveness losses recognized in finance expenses for future
period (R$)	(3)	-

Total hedge ineffectiveness losses recognized in finance expenses (R$)	(3)	-

Notional value at the end of the year (US$)	60,575	60,575
Notional value at the end of the year (R$)	105,474	141,564

The following is a summary of Company’s interest rate derivative contracts not designed as hedge (in thousands, except as otherwise indicated):

Year ended:	December	December
	31, 2009	31, 2008

Fair value of derivative instruments (R$)	(4,411)	(30,903)

Year ended December 31:	2009	2008

Hedge gains (losses) recognized in finance income (R$)	14,457	(32,369)
Notional value at the end of the year (US$)	29,500	87,200
Notional value at the end of the year (R$)	51,365	203,786

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

e) Sensitivity Analysis Demonstration of the Financial Instruments

The following table demonstrates the sensitivity of financial instruments to a reasonably possible change in fuel prices, with all other variables held constant, on income before tax and equity:

	Position as of December 31, 2009		Position as of December 31, 2008

Increase / (decrease)in fuel price (percent)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)

10	(193.5)	(117.0)	(292.9)	(173.1)
-10	193.5	127.7	285.6	163.9

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rate, with all other variables held constant, on the Company’s profit before tax (due to changes in the fair value of monetary assets and liabilities) and the Company’s equity (due to changes in the fair value of forward exchange contracts).

	Position as of December 31, 2009		Position as of December 31, 2008

Strengthening /weakening in U.S. dollar (percent)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)

10	(296.1)	(190.5)	(500.8)	(313.6)
-10	296.1	191.7	493.5	315.9

The following table illustrates the sensitivity of financial instruments on profit before tax for the year to a reasonably possible change in Libor interest rates, with effect from the beginning of the year. There was no impact on shareholders’ equity. These changes are considered to be reasonably possible based on observation of current market conditions. The calculations are based on financial instruments held at each balance sheet date. All other variables were held constant.

	Position as of December 31, 2009		Position as of December 31, 2008

Increasing (decreasing)in Libor interest rates for all maturities, in percent	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)

10	(0.3)	(0.2)	(1.4)	(0.6)
-10	0.3	0.2	1.4	0.6

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

f) Liquidity risk

Liquidity risk represents the risk of shortage of funds to pay off debts. To avoid mismatch of accounts receivable and accounts payable, the Company’s cash management policy limits a maximum of 20% of its investments with maturities in the same month and the duration of the investments cannot exceed the duration of the Company’s payment obligations.

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts. The Company utilizes derivative financial instruments with first-tier banks for cash management purposes.

The table below presents the Company’s contractual payments required on its financial assets and liabilities:

	2010	2011	2012	2013	2014	Thereafter	Total
Year ended December 31,						2014

Non-derivative Financial
Assets
Cash and cash equivalents	1,382,408	-	-	-	-	-	1,382,408
Short-term investments	40,444	-	-	-	-	-	40,444
Restricted cash	18,820	-	6,133	-	1,131	-	26,084
Trade and other receivables	571,707	-	-	-	-	-	571,707

Total	2,013,379	-	6,133	-	1,131	-	2,020,643

Non-derivative Financial
Liabilities
Interest-bearing borrowings:
Finance leases	207,877	206,823	204,907	204,053	204,053	975,870	2,003,583
Floating rate loans	278,864	31,956	25,977	17,604	774	-	355,175
Fixed rate loans	13,998	93,492	93,492	93,492	93,569	671,072	1,059,115
Working capital	162,154	-	-	-	-	-	162,154

Total	662,893	332,271	324,376	315,149	298,396	1,646,942	3,580,027

Derivative Instruments -
net settlement
Fuel derivative	18,588	-	-	-	-	-	18,588
Foreign exchange derivative	982	-	-	-	-	-	982
Interest rate swaps	(6,593)	-	-	-	-	-	(6,593)

Total	12,977	-	-	-	-	-	12,977

	2,689,249	332,271	330,509	315,149	299,527	1,646,942	5,613,647

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

g) Capital management

The leverage ratios at December 31, 2009 and 2008 were as follows:

	December 31, 2009	December 31, 2008

Total equity	2,609,986	1,071,608

Cash and cash equivalents	(1,382,408)	(169,330)
Restricted cash	(18,820)	(183,286)
Other current financial assets	(40,444)	(245,585)
Loans and borrowings	1,576,444	1,832,728
Finance leases	1,557,418	1,587,161

Net debt (a)	1,692,190	2,821,688

Total capital (b)	4,302,176	3,893,296

Leverage ratio (a) / (b)	39%	72%

The decrease in the leverage ratio during the year ended on December 31, 2009 resulted primarily from the growth in retained earnings and reduction in net debt due to higher cash balances resulting from higher operating profits and financial operations.

In 2009, the Company’s Financial and Risk Policy Committee has suggested to the Board of Directors for approval the issue of new debts, equity offering and capital increase as part of the reconstruction of the Company’s cash position, aimed at achieving cash and cash equivalents of approximately 20% of last twelve months (“LTM”) net revenues.

From this date, the Company remains committed in having at least 20% of LTM net revenues.

h) Fair value measurement

Market values are estimated for most of the Company’s financial instruments using a variety of valuation methods, such as discounted future cash flows. However, the methods and assumptions used to provide the information set out below are theoretical in nature. They bear the following inherent limitations:

• Market values cannot take into consideration the effect of subsequent fluctuations in interest or exchange rates.

• Estimated amounts as of December 31, 2009 and 2008 are not indicative of gains and/or losses arising upon maturity or in the event of cancellation of a financial instrument.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

h) Fair value measurement (Continued)

As described in IAS 39, the Company must classify the type of input used in the method of valuation of financial instruments at fair value in accordance with the following categories:

a) Level 1 Prices negotiated (without adjustment) in identical active or passive market;

b) Level 2 Different Input price traded in active market included in Level 1 that are observable for asset or liability, directly (as prices) or indirectly (derived from the prices); and

c) Level 3 Inputs for asset or liability that are not based on observable market variables (unobservable inputs).

The following table states a summary of the Company’s financial instruments measured at fair value with their respective classifications of the valuation method:

Balance as of December 31, 2009

		Active Market Price	Other Significant	Valuation
Financial Instrument	Book value	for Identical Assets	Observable Factors	Method
		(Level 1)	(Level 2)	(Level)

Financial assets:
Short-term investments	39.468	17.156	22.312	I e II

Financial liabilities:
Fixed rate debt (a)	671.072	592.238	-	I
Floating rate debt (b)	905.372	-	922.100	II

	1.576.444	592.238	922.100
Derivatives financial instruments:
Petrolleum	18.588	-	18.588	II
U.S. Dollar	982	-	982	II
Libor interest	(2.182)	-	(2.182)	II

	17.388	-	17.388

Balance as of December 31, 2008

		Active Market Price	Other Significant	Valuation
Financial Instrument	Book value	for Identical Assets	Observable Factors	Method
		(Level 1)	(Level 2)	(Level)

Financial assets:
Short-term investments	245.585	210.615	34.970	I e II

Financial liabilities:
Fixed rate debt (a)	896.098	403.372	-	I
Floating rate debt (b)	936.630	-	904.926	II

	1.832.728	403.372	904.926
Derivatives financial instruments:
Petrolleum	(102.387)	-	(102.387)	II
U.S. Dollar	9.416	-	9.416	II
Libor interest	(34.781)	-	(34.781)	II

	(127.752)	-	(127.752)

(a) Fixed rate debt includes: Sênior and Perpetual notes.
(b) Floating rate debt includes: Working capital, IFC loan, BNDES loan, BDMG loan, Debentures and PDP Facilities I and II.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

h) Fair value measurement (Continued)

The Company’s available-for-sale securities consist of government bonds, certificates of deposit (CDB), time-deposits and investment funds. The inputs utilized to determine the fair values of government bonds are obtained in quoted public markets. The inputs utilized to determine the fair value of certificates of deposit and time deposits are derived from information quoted in public markets.

The Company’s fuel and interest rate derivative contracts consist of Over-the-Counter (OTC) contracts, which are not traded on a public exchange. These contracts include both swaps as well as other types of option contracts. The fair values of swap contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The Company determines the value of option contracts utilizing a standard option pricing model based on inputs that are either readily available in public markets, can be derived from information available in publicly quoted markets, or are quoted by counterparties to these contracts. In situations where the Company obtains inputs via quotes from its counterparties, it verifies the reasonableness of these quotes via similar quotes from another counterparty as of each date for which financial statements are prepared.

The Company’s foreign exchange derivatives consist of exchange-listed futures and options contracts. The inputs utilized to determine the fair value of these contracts are obtained from quoted public markets.

23. Financial assets and liabilities

a) Short-term investments

	December 31, 2009	December 31, 2008

Bank deposits certificates	16,307	131,694
Government securities	-	7,475
Committed - Overnight	-	9,776
Foreign bank deposits	22,312	31,086
Other	849	65,554

Total of available for sale assets	39,468	245,585

Foreign currency cash flow hedge	976	-

	40,444	245,585

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

23. Financial assets and liabilities (Continued)

b) Financial assets (Continued)

The financial assets classified as available for sale are primarily comprised of debt securities (FIDC) and foreign bank deposits(time deposits). These financial assets have an average maturity of 572 days bearing interest at an average rate of 109.3% per year of CDI as of December 31, 2009.

The cash flow hedge consists of future derivative financial instruments and purchase options of U.S. Dollars recorded in equity or compensation accounts in operating income, aiming to manage the Company exposure to market and exchange rate risks, as detailed in Note 22.

b) Financial liabilities (Continued)

At December 31, 2009 and 2008, debt consisted of the following:

	Effective	Effective
	interest rate	interest rate
	as of	as of
	December	December 31,
	31, 2009	2008	Maturity	2009	2008

Current
Local currency:
Working capital	10.89%	15.00%	March, 2010	160,000	50,000
Secured floating rate BNDES loan	8.90%	8.90%	July, 2012	14,352	14,181
Secured floating rate BDMG loan	8.88%	12.79%	January, 2014	2,800	2,567
Interest	-	-		3,309	1,686

				180,461	68,434
Foreign currency in U.S. Dollars:
Unsecured floating rate PDP loan facility	1.99%	3.51%	February, 2010	111,585	697,719
Unsecured floating rate PDP II loan facility	2.68%	-	December,2010	131,836	-
Secured floating rate IFC loan	4.72%	5.50%	July, 2013	14,510	19,475
Finance leases	-	-	-	136,679	157,948
Interest	-	-		16,624	23,876

				411,234	899,018

				591,695	967,452

Non-current
Local currency:
Secured floating rate BNDES loan	8.90%	8.90%	July, 2012	22,725	36,633
Secured floating rate BDMG loan	8.88%	12.79%	January, 2014	10,056	12,593
Debentures	11.03%	-	November,2014	374,045	-

				406,826	49,226
Foreign currency in U.S. Dollars:
Secured floating rate IFC loan	4.72%	5.50%	July, 2013	43,530	77,900
Finance leases	-	-	-	1,420,739	1,429,213

Unsecured fixed rate Senior notes	7.50%	7.50%	April, 2017	360,993	481,630
Unsecured fixed rate Perpetual notes	8.75%	8.75%	-	310,079	414,468

				2,135,341	2,403,211

				2,542,167	2,452,437

				3,133,862	3,419,889

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

23. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

Working capital

On December 31, 2009, the Company had R$160,000 (R$50,000 at December 31, 2008) of working capital lines with three financial institutions. The weighted average annual interest rate for these loans in local currency at December 31, 2009 was 10.89% (15.00% at December 31, 2008). The loans are guaranteed by the Company and certain accounts receivable from travel agencies, as applicable.

On October 5, 2009, the Company obtained an extension of the line of working capital lines amounted R$50,000 for a period of three months.

BNDES loan

In May 2006, the Company through its wholly-owned subsidiary VRG, closed a secured floating rate loan in the amount of R$75,700 with the BNDES. The proceeds financed a major portion of the construction and expansion of the Company Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, Brazil. The borrowing has a term of six years, an interest rate of 2.65% over the long-term borrowing rate –TJLP and is collateralized by accounts receivable in the amount of R$16,000. The principal is amortized in monthly payments of R$1,196 with a grace period of 12 months.

BDMG loan

In July 2007, the Company through its wholly-owned subsidiary VRG, closed a secured floating rate loan in the amount of R$14,000 (US$7,613) with the BDMG. This credit line will be used to finance a portion of the investments and operating expenses of the Company Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais. The loan has a term of five years with an annual interest rate of IPCA plus 6%. The principal is amortized in monthly payments of R$233 with a grace period of 18 months.

IFC loan

In June 2006, the Company through its wholly-owned subsidiary VRG, closed a secured floating rate borrowing agreement in the amount of R$108,000 (US$50,000) with the International Finance Corporation (IFC). This financing is being used to acquire spare parts inventories and fund working capital requirements. The loan has a term of six years with interest of LIBOR plus 1.875% p.a. and is guaranteed by spare parts and equipment at market value at a minimum amount equivalent to 1.3 times the outstanding amount. The principal is amortized in semi-annually payments of R$7,256 (US$4,167), with a grace period of 6 months. In July 2009, due to non compliance of financial performance required by IFC, the Company obtained a specific consent and established a new contract changing the interest rate of LIBOR plus 1.875% p.a. to LIBOR plus 3.75% a.a..

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

23. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

Debentures

As of May 13, 2009, the Company approved the third public issue of 400 simple debentures, not convertible into shares, in single series, of the kind with real guarantee, issued by VRG, in the unitary nominal value of R$1,000, totaling R$400,000, aiming to strengthen the working capital of the Company. The maturity of the debentures is 2 years from the date of the issuance and its amortization will be made in 18 consecutive monthly payments, with 6 months of grace, from the seventh month of the issuance date, with the last maturity on May 13, 2011. The debentures are paid based on 126.50% of CDI and have as guarantee certain accounts receivable from credit card operators in the amount up to R$250,000.

On December 30, 2009, General Meeting of Debenture Holders was held which deliberated the amendment to the third public issue of debentures changing the maturity to 5 years and 6 months from the date of issue. The amortization began to be performed in 9 payments starting on December 13, 2009, and the remaining repayments semiannually beginning in June 13, 2011. Exceptionally, the last payment will be made on November 13, 2014.

The Meeting also decided to reduce to zero the guarantee related to the receivables from credit card operators. The premium payment for redemption remains as 1% for the first year from the date of issue and 0.5% for the remaining years until the maturity.

As of December 31, 2009, the interest paid monthly and recorded in current liabilities is R$1,886.

The expenses with the issuance totalized R$6,616 and are being classified as reduction of the debentures, appropriated in the total period of the debt as determined by IAS 39. As of December 31, 2009, the outstanding amounts were R$4,687.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

23. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

PDP loan facility

On October 15, 2007 the Company’s subsidiary SKY contracted financing denominated in U.S. Dollars from 8 international banks led by Calyon and Citibank, in the amount of R$560,418 (US$310 million), which is being used for payment of the advances for acquisition of 21 next generation Boeing 737 aircraft, delivery of which is scheduled to occur until 2010. On October 15, 2007, a disbursement was made in the amount of US$151 million for payment of obligations to Boeing, with the remainder being available for use on the future scheduled disbursement dates. The maturity term of this financing is in February 2010, bears interest at LIBOR plus 1.0% p.a. and is guaranteed by the right to purchase the 21 aircraft.

On December 16, 2009, the Company’s subsidiary SKY II contracted financing with Natixis Transport Finance in the amount of R$185.691 (US$106 million) which is being used for payment of advances for acquisition of 7 Boeing 737-800 Next Generation aircraft, which delivery is scheduled to occur until 2010.

The financing denominated in U.S. Dollars and has a maturity term in December 2010 with LIBOR plus 2.45% p.a. The debt is guaranteed by the right to purchase the 7 aircraft.

As of December 31, 2009, the costs for capturing the resources totalized R$2,355 (US$1,353) and are recorded as a reduction of the debt and amortized according to maturity.

Perpetual and senior notes

In April 2006, the Company, through its subsidiary Finance, issued fixed rate perpetual notes guaranteed by the Company and VRG in the nominal amount of US$200 million, corresponding to R$426,880 as of the issued date. The notes are denominated in U.S. dollars, have no fixed final maturity date, are callable at par by the Company after five years from the issuance date, and bear interest at 8.75% . The Company is using the proceeds to finance the pre-delivery deposits made for the acquisition of aircraft, supplementing its own funds and bank financings guaranteed by assets obtained with the U.S. Exim Bank.

In March 2007, the Company, through its subsidiary Finance, issued fixed rate senior notes in the amount of R$463,545 (US$225,000) guaranteed by the Company and VRG. The notes are senior unsecured debt obligations, denominated in U.S. dollars, which mature in 2017, and bear interest at 7.50% p.a. The Company is using the proceeds to finance the pre-delivery deposits made for the acquisition of aircraft, supplementing its own funds and the bank financings guaranteed by assets obtained with the U.S. Exim Bank.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

23. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

Perpetual and senior notes (Continued)

The fair values of the senior notes and perpetual bonds as of December 31, 2009, reflecting the frequent readjustment of the market quotations for these instruments, based on the exchange rate in effect on the balance sheet closing date, are as follows:

	Consolidated

	Book	Market

Senior notes	360,993	339,142
Perpetual bonds	310,079	253,096

The following table provides a summary of Company’s principal payments of long-term debt obligations at December 31, excluding the finance leases:

					Beyond
	2011	2012	2013	2014	2014	Total

Local currency:
BDMG loan	3,094	3,094	3,094	774	-	10,056
BNDES loan	14,352	8,373	-	-	-	22,725
Debentures	93,492	93,492	93,492	93,569	-	374,045

	110,938	104,959	96,586	94,343	-	406,826
Foreign currency
in U.S. Dollars:
IFC loan	14,510	14,510	14,510	-	-	43,530
Senior notes	-	-	-	-	360,993	360,993

	14,510	14,510	14,510	-	360,993	404,523

Perpetual notes	-	-	-	-	310,079	310,079

Total	125,448	119,469	111,096	94,343	671,072	1,121,428

Restrictive covenants

The Company holds agreements that require compliance with certain financial and performance indicators (covenants) based on Consolidated Financial Statements such as: (1) Net Debt/EBITDAR, (2) Current Assets/Current Liabilities, (3) EBITDA/Debt Service, (4) Short-term Debt/EBITDA, (5) Current Ratio and (6) Debt Coverage Index (DCI). The Company also had not reached the minimum parameters established with BNDES at December 31, 2009 and presented a letter of consent in compliance with the obligations established in the contract. In relation with IFC loan, at December 31, 2009, the Company reached all the minimum indicators required.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

23. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

Restrictive covenants (Continued)

In relation to the debenture issue, the deed of issue requires the maintenance of the Debt Service Coverage Index which is defined as the ratio between the Company’s cash flow and debt service (total of the principal amortized plus interest paid) for the fiscal year in question. The VRG must obtain an index of at least 100% (one hundred percent) in 2009 and 130% (one hundred and thirty percent) in 2010, to be verified at the end of each period. Additionally, VRG should also maintain its Financial Leverage Ratio until 7 (seven) times parameter. As of December 31, 2009, the Company reached the minimum parameters required for the debentures.

24. Commitments

The following table provides a summary of the Company’s principal payments under aircraft purchase commitments and other obligations at December 31 of each year:

						Beyond
	2010	2011	2012	2013	2014	2014	Total

Pre-delivery deposits for flight equipment	159,536	200,228	406,147	429,396	222,477	156,875	1,574,659
Aircraft purchase commitments	1,091,624	966,897	417,312	2,273,215	3,352,360	2,888,969	10,990,377

Total	1,251,160	1,167,125	823,459	2,702,611	3,574,837	3,045,844	12,565,036

The Company has a purchase contract with Boeing for acquisition of aircraft, and at December 31, 2009, the Company has 90 firm orders and 40 purchase options granted with non-onerous term. Up to one year, the Company made pre-delivery deposits for 14 aircraft, which have a schedule for delivery until February 2010 and the other with a term exceeding 18 months. These advances for aircraft acquisition were being financed by financings denominated Pre-delivery Facility I and II, with maturities in February 2010 and December 2010 respectively, as described in Note 23. The firm orders have an approximate value of R$10,990,377 (US$6.3 billion) based on the aircraft list price (which excludes contractual manufacturer discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments financed with long-term financing guaranteed by the U.S. Ex-Im Bank corresponds to approximately 85% of the total acquisition cost. Other agents finance the acquisition at or above this percentage reaching 100%.

The Company has been making payments for pre-delivery deposits of aircraft using combined resources of: Company’s own capital, borrowings, cash generated by operations, short and medium-term working capital and financings to the supplier.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

24. Commitments (Continued)

The Company leases its entire fleet under a combination of operating and finance leases. At December 31, 2009, the total fleet was 127 aircraft, of which 94 were operating leases and 33 were recorded as finance leases. The Company’s has 27 finance leases aircraft with bargain purchase options. During the year ended on December 31, 2009, 9 aircraft under finance leases were delivered and 6 737-300 aircraft were returned. At December 31, 2009, there were 7 737-300 aircraft which were in the process of being returned.

a) Finance leases

Future minimum lease payments non-cancelable under finance leases are denominated in US dollars with initial or remaining terms in excess of one year at December 31, 2009 and 2008 and were as follows:

	2009	2008

2009	-	222,222
2010	207,877	221,904
2011	206,823	220,906
2012	204,907	219,188
2013	204,053	219,188
2014	204,053	215,348
Beyond 2014	975,870	770,526

Total minimum lease payments	2,003,583	2,089,282
Less: amount representing interest	(446,165)	(502,121)

Present value of net minimum lease payments	1,557,418	1,587,161
Less current portion	(136,679)	(157,948)

Long-term portion	1,420,739	1,429,213

The discount rate used to calculate the present value of the minimum rental payments is 6.64% on December 31, 2009 (7.92% on December 31, 2008). There is no significant difference between the present value of the minimum rental payments and the fair value of these financial liabilities.

The Company has extended the maturity of the financing for some of its leased aircraft to 15 years by using the SOAR structure, which is a mechanism for lengthening the period for amortizing and paying off the financing and permits calculated drawdowns to be made for settlement by payment in full at the end of the lease agreement. As of December 31, 2009 the value of the drawdowns made for payment in full upon termination of the lease agreement is R$24,617 (R$13,556 as of December 31, 2008).

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

24. Commitments (Continued)

b) Operating leases

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment with initial lease term expiration dates ranging from 2010 to 2021. Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at December 31, 2009 and 2008 were as follows:

	2009	2008

2009	-	673,520
2010	515,936	592,014
2011	489,655	574,701
2012	466,315	532,256
2013	402,497	449,289
2014	245,792	247,954
Beyond 2014	378,376	215,452

Total minimum lease payments	2,498,571	3,285,186

c) Sale-leaseback transactions

During 2006, the Company had gains on the sale-leaseback transactions for 8 Boeing 737-800 Next Generation aircraft. The net deferred gain on the sale-leaseback transactions in the amount of R$58,347 is being deferred in proportion to the monthly payments of their respective operating leases over the contractual term of 124 months. On December 31, 2009, the balances classified as other current and non-current liabilities are R$7,172 and R$29,653, respectively (R$7,172 and R$36,825 at December 31, 2008). For the years ended December 31, 2009 and 2008, the total gains recognized in profit or loss were R$7,172.

During 2007, 2008 and 2009, the Company had losses on the sale-leaseback transactions for

9 Boeing 737-800 Next Generation aircraft. The net deferred losses on the sale-leaseback transactions in the amount of R$89,337 is being deferred in proportion to the monthly payments of their respective operating leases over the contractual term of 120 months. On December 31, 2009, the balances classified as current and non-current prepaid expenses are R$9,373 e R$63,574, respectively (R$7,810 e R$58,793 at December 31, 2008). For the year ended December 31, 2009, the total losses recognized in profit or loss was R$9,373 (R$6,371 for the year ended December 31, 2008).

Also in 2009, the Company recorded a gain of R$12,638 in the profit or loss, resulted from sale-leaseback transactions based on the fair value of 2 aircraft.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

25. Advance Ticket Sales

At December 31, 2009, the balance of advance ticket sales of R$561,347 is represented by 2.228.703 tickets sold and not yet used (R$572,573, represented by 2,010,347 at December 31, 2008) with 96 days of average term of use.

26. Revenue by geographic segment

The Company operates domestic and international flights. Since the Company’s aircraft fleet is flexibly employed across its route network in South America and Caribbean, there is no suitable basis of allocating such assets and related liabilities to geographical segments. Geographic information for net operating revenues by market was compiled based on passenger and cargo transportation provided by origin to final destination for VRG flights and is presented below:

			2008
	2009	%	(Unaudited)%

Domestic	5,661,101	94.0%	5,938,118	92.7%
International	364,281	6.0%	468,075	7.3%

Total	6,025,382	100.0%	6,406,193	100.0%

27. Non-cash transactions

During the year ended December 31, 2009, the Company entered into the following non-cash investing and financing activities which are not reflected in the statement of cash flows:

• the Company acquired R$322,519 and disposed R$488,344 of pre-delivery deposits included in property, plant and equipment there was financed directly through PDP facility financing;

• the Company acquired R$526,559 of aircraft and other equipment under a finance lease (R$514,708 for the year ended on December 31, 2008).

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

28. Subsequent Events

On February 2, 2009, the Board of Directors, with the powers vested in it and in conformity with Company’s Stock Purchase Option Plan, approved the granting of 2,672,746 options to purchase preferred Company stock at the price of R$20.65 per share for the year 2010. The vesting period of the stock options is 3 years, and can be exercised up to 10 years after the grant date.

On March 11, 2010, the Board of Directors meeting, authorized the dividends distribution for 2009 year, through a capital increase in the same amount of dividends declared of R$185,839 by means of private issuing of 7,622,584 shares, being 3,833,077 ordinary and 3,789,507 preferred shares. The issue price of the common and preferred shares was R$24.38 per share, determined in the date of the meeting, after the close of negotiations in BMF&BOVESPA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.